SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

September 27, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim financial statements as of June 30, 2021 together with the reports on review of interim financial statements.

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2021

CONTENT

Cover sheet

Condensed consolidated interim financial statements
Condensed consolidated interim statement of financial position
Condensed consolidated interim statement of income
Condensed consolidated interim statement of other comprehensive income
Condensed consolidated interim statement of changes in Shareholders’ equity
Condensed consolidated interim statement of cash flows

Notes to the condensed consolidated interim financial statements

Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these financial statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Debt securities at fair value through profit or loss
Note 6: Other financial assets
Note 7: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 8: Other debt securities
Note 9: Equity instruments at fair value through profit or loss – Prisma Medios de Pago SA
Note 10: Fair value quantitative and qualitative disclosures
Note 11: Investment in associates and joint arrangements
Note 12: Other non-financial assets
Note 13: Related parties
Note 14: Other financial liabilities
Note 15: Provisions
Note 16: Other non-financial liabilities
Note 17: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 18: Disclosures by operating segment
Note 19: Income tax
Note 20: Commissions income
Note 21: Differences in quoted prices of gold and foreign currency
Note 22: Other operating income
Note 23: Employee benefits
Note 24: Administrative expenses
Note 25: Other operating expenses
Note 26: Additional disclosures in the statement of cash flows
Note 27: Capital stock

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2021

CONTENT (contd.)

Notes to the condensed consolidated interim financial statements (contd.)

Note 28: Earnings per share – Dividends
Note 29: Deposit guarantee insurance
Note 30: Restricted assets
Note 31: Trust activities
Note 32: Compliance with CNV regulations
Note 33: Accounting items that identify the compliance with minimum cash requirements
Note 34: Penalties applied to the entity and summary proceedings initiated by the BCRA
Note 35: Corporate bonds issuance
Note 36: Off balance sheet transactions
Note 37: Tax and other claims
Note 38: Restriction on dividends distribution
Nota 39: Capital management, corporate governance transparency policy and risk management
Nota 40: Changes in the Argentine macroeconomic environment and financial and capital markets
Nota 41: Effects of the coronavirus (COVID – 19) outbreak
Note 42: Events after reporting period
Note 43: Accounting principles – explanation added for translation into English

Consolidated exhibits

Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by term
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Condensed separate interim financial statements

Condensed separate interim financial statements
Notes to the condensed separate interim financial statements
Separate exhibits

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-Laws expiry date: March 8, 2066

Registration with the IGJ (Superintendency of Corporations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to By-Laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	06/30/2021	12/31/2020
ASSETS
Cash and Deposits in Banks	10		143,464,821	162,880,917
Cash			21,371,898	31,860,788
Central Bank of Argentina			77,411,304	62,655,817
Other Local and Foreign Entities			44,675,632	68,357,717
Other			5,987	6,595
Debt Securities at fair value through profit or loss	5 and 10		61,942,421	68,906,424
Derivative Financial Instruments	10		3,640	9,064
Repo transactions	10		13,051,632	49,404,999
Other financial assets	6, 7 and 10	R	15,400,102	23,669,122
Loans and other financing	7 and 10	B, C, D and R	272,545,828	322,493,047
Non-financial Public Sector			3,654,025	4,530,232
Other Financial Entities			1,548,635	2,284,216
Non-financial Private Sector and Foreign Residents			267,343,168	315,678,599
Other Debt Securities	7, 8 and 10	R	232,126,844	262,082,139
Financial Assets delivered as guarantee	10 and 30		14,442,544	17,911,809
Equity Instruments at fair value through profit or loss	9 and 10		2,086,922	2,084,165
Investment in associates and joint arrangements	11		384,295	255,543
Property, plant and equipment		F	43,372,133	43,073,309
Intangible Assets		G	6,647,367	6,396,628
Deferred Income Tax Assets	19		70,078	79,192
Other Non-financial Assets	12		2,530,316	2,797,305
Non-current assets held for sale			2,824,260	2,830,052
TOTAL ASSETS			810,893,203	964,873,715

- 1 -	Jorge Pablo Brito Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	06/30/2021	12/31/2020
LIABILITIES
Deposits	10	H and I	492,308,853	612,511,991
Non-financial Public Sector			51,604,518	92,195,398
Financial Sector			719,603	872,778
Non-financial Private Sector and Foreign Residents			439,984,732	519,443,815
Liabilities at fair value through profit or loss	10		11,599
Derivative Financial Instruments	10	I	1,700	288
Repo Transactions	10	I	275,381	775,221
Other Financial Liabilities	10 and 14	I	40,365,436	61,679,495
Financing received from the Central Bank of Argentina and other financial institutions	10	I	709,115	1,151,861
Issued Corporate Bonds	10 and 35	I	2,431,593	6,174,607
Current Income Tax Liabilities	19		1,584,847	6,448,344
Subordinated Corporate Bonds	10 and 35	I	39,093,191	42,986,620
Provisions	15	J and R	963,462	1,634,886
Deferred Income Tax Liabilities			9,056,920	7,884,460
Other Non-financial Liabilities	16		41,593,818	38,044,628
TOTAL LIABILITIES			628,395,915	779,292,401
SHAREHOLDERS´EQUITY
Capital Stock	27		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			66,364,319	66,364,319
Earnings Reserved			101,150,253	137,626,823
Unappropriated Retained Earnings			(7,406,399)	(63,428,906)
Other Comprehensive Income	3		2,273,441	1,408,308
Net Income for the period/ fiscal year			7,043,973	30,539,235
Net Shareholders’ Equity attributable to controlling interest			182,494,781	185,578,973
Net Shareholders’ Equity attributable to non-controlling interests			2,507	2,341
TOTAL SHAREHOLDERS´EQUITY			182,497,288	185,581,314
TOTAL SHAREHOLDERS´EQUITY AND LIABILITIES			810,893,203	964,873,715

The notes 1 to 43 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

- 2 -	Jorge Pablo Brito Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Interest income		Q	44,251,346	94,286,035	44,465,976	93,387,879
Interest expense		Q	(18,769,062)	(42,364,728)	(14,364,324)	(29,571,790)
Net Interest income			25,482,284	51,921,307	30,101,652	63,816,089
Commissions income	20	Q	7,441,919	14,685,338	7,532,294	15,236,107
Commissions expense		Q	(677,713)	(1,343,348)	(550,303)	(1,240,758)
Net Commissions income			6,764,206	13,341,990	6,981,991	13,995,349
Subtotal (Net Interest income plus Net Commissions income)			32,246,490	65,263,297	37,083,643	77,811,438
Loss from measurement of financial instruments at fair value through profit or loss		Q	5,281,575	10,342,705	3,408,736	6,013,642
Profit from sold or derecognized assets at amortized cost			61,176	127,330	28,141	1,377,422
Differences in quoted prices of gold and foreign currency	21		639,773	1,989,259	1,179,908	2,022,606
Other operating income	22		1,409,447	3,239,157	1,597,853	3,337,390
Allowance for loan losses			(212,503)	(215,172)	(3,519,240)	(4,882,684)
Net Operating Income			39,425,958	80,746,576	39,779,041	85,679,814
Employee benefits	23		(8,394,909)	(16,447,583)	(8,612,686)	(16,092,964)
Administrative expenses	24		(3,886,576)	(7,675,285)	(4,362,113)	(8,594,979)
Depreciation and amortization of fixed assets		F and G	(1,434,361)	(2,863,357)	(1,382,757)	(2,705,991)
Other Operating Expenses	25		(6,267,907)	(13,321,185)	(6,158,319)	(13,000,602)
Operating Income			19,442,205	40,439,166	19,263,166	45,285,278

Income from associates and joint arrangements	11		19,049	44,606	12,207	44,886
Loss on net monetary position			(13,557,217)	(29,581,749)	(6,203,019)	(15,359,375)
Income before tax on continuing operations			5,904,037	10,902,023	13,072,354	29,970,789
Income tax on continuing operations	19.c)		(1,286,912)	(3,857,884)	(3,911,754)	(10,153,799)

Net Income from continuing operations			4,617,125	7,044,139	9,160,600	19,816,990
Net Income for the period			4,617,125	7,044,139	9,160,600	19,816,990
Net Income for the period attributable to controlling interest			4,617,036	7,043,973	9,160,461	19,816,743
Net Income for the period attributable to non-controlling interest			89	166	139	247

- 3 -	Jorge Pablo Brito Vice Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Items	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Net Profit attributable to Parent’s shareholders	4,617,036	7,043,973	9,160,461	19,816,743
Plus: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	4,617,036	7,043,973	9,160,461	19,816,743
Weighted average of outstanding common shares for the period	639,413	639,413	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the period adjusted as per dilution effect	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	7.2207	11.0163	14.3264	30.9921

- 4 -	Jorge Pablo Brito Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Net Income for the period			4,617,125	7,044,139	9,160,600	19,816,990
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(200,273)	(307,563)	116,743	105,520
Foreign currency translation differences for the period			(200,273)	(307,563)	116,743	105,520
Profit or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			413,111	1,172,696	1,249,333	153,982
Profit or losses for the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(90,008)	261,929	1,366,276	(705,490)
Adjustment for reclassification of period			743,260	1,451,823	331,988	965,429
Income tax	19.c)		(240,141)	(541,056)	(448,931)	(105,957)
Total Other Comprehensive Income that is subsequently reclassified to profit or loss			212,838	865,133	1,366,076	259,502
Total Other Comprehensive Income			212,838	865,133	1,366,076	259,502
Total Comprehensive Income for the period			4,829,963	7,909,272	10,526,676	20,076,492
Total Comprehensive Income attributable to controlling interest			4,829,874	7,909,106	10,526,537	20,076,245
Total Comprehensive Income attributable to non-controlling interest			89	166	139	247

The notes 1 to 43 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

- 5 -	Jorge Pablo Brito Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

					Other Comprehensive Income
		Capital stock	Non-capital Contributions		Accumulative foreign currency translation difference in		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	financial statements conversion	Other (1)	Legal	Other	Unappropriated Retained Earnings (1)	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	66,364,319	1,134,570	273,738	4 0,217,417	97,409,406	(32,889,671)	185,578,973	2,341	185,581,314
Total comprehensive income for the period
- Net income for the period									7,043,973	7,043,973	166	7,044,139
- Other comprehensive income for the period					(307,563)	1,172,696				865,133		865,133
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2021
-Cash dividends	28							(10,660,756)		(10,660,756)		(10,660,756)
-Absortion of loss	38
Voluntary reserve								(554)	554
Voluntary reserve for future distribution earnings								(25,482,718)	25,482,718
Personal property tax on business corporation								(332,542)		(332,542)		(332,542)
Amount at the end of the period		639,413	12,429,781	66,364,319	827,007	1,446,434	40,217,417	60,932,836	(362,426)	182,494,781	2,507	182,497,288

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

					Other Comprehensive Income
		Capital stock	Non-capital Contributions		Accumulative foreign currency translation difference in		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders´ Equity	financial statements conversion	Other (1)	Legal	Other	Unappropriated Retained Earnings (1)	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	66,364,319	984,352	(751,483)	26,295,118	67,418,238	5,524,917	178,904,655	2,393	178,907,048
Total comprehensive income for the period
- Net income for the period									19,816,743	19,816,743	247	19,816,990
- Other comprehensive income for the period					105,520	153,982				259,502		259,502
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2020
-Legal reserve							13,922,299		(13,922,299)
-Normative reserve								55,031,524	(55,031,524)
-Cash dividends	28							(19,941,900)		(19,941,900)		(19,941,900)
Other changes											(504)	(504)
Amount at the end of the period		639,413	12,429,781	66,364,319	1,089,872	(597,501)	40,217,417	102,507,862	(43,612,163)	179,039,000	2,136	179,041,136

(1) Amounts at the beginning of the fiscal year were adjusted in accordance with Communication “A” 7211. See also Note 3 section “New standards adopted in the fiscal year”.

The notes 1 to 43 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

- 6 -	Jorge Pablo Brito Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Items	Notes	06/30/2021	06/30/2020
Cash flows from operating activities
Income for the period before Income Tax		10,902,023	29,970,789
Adjustment for the total monetary effect of the period		29,581,749	15,359,375
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		2,863,357	2,705,991
Allowance for loan losses		215,172	4,882,684
Difference in quoted prices of foreign currency		(9,417,546)	(9,824,720)
Other adjustments		25,630,124	13,828,004
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit and loss		10,999,166	(9,117,636)
Derivative financial instruments		5,424	61,025
Repo transactions		36,353,367	(101,398,381)
Loans and other financing
Non-financial public sector		876,207	1,261,432
Other financial entities		735,581	3,460,292
Non-financial private sector and foreign residents		47,968,994	26,047,328
Other debt securities		(10,380,787)	(29,040,702)
Financial assets delivered as guarantee		3,469,265	(2,698,010)
Equity instruments at fair value through profit or loss		(2,757)	202,753
Other assets		8,049,724	(7,296,258)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		(40,590,880)	59,662,608
Financial sector		(153,175)	(11,148)
Non-financial private sector and foreign residents		(79,459,083)	101,690,349
Liabilities at fair value through profit or loss		11,599
Derivative financial instruments		1,412	(1,311,340)
Repo transactions		(499,840)	204,254
Other liabilities		(24,029,955)	3,346,823
Payments for Income Tax		(6,458,935)	(5,504,590)
Total cash from operating activities (A)		6,670,206	96,480,922

- 7 -	Jorge Pablo Brito Vice Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Items	Notes	06/30/2021	06/30/2020
Cash flows from investing activities Payments:
Acquisition of PPE, intangible assets and other assets		(3,127,391)	(2,117,277)
Total cash used in investing activities (B)		(3,127,391)	(2,117,277)
Cash flows from financing activities Payments:
Dividends			(511)
Non subordinated corporate bonds		(3,177,684)	(1,787,519)
Central Bank of Argentina			(14,556)
Financing from local financial entities		(354,150)	(2,140,865)
Subordinated Corporate Bonds		(1,304,758)	(1,424,364)
Other payments related to financing activities		(303,869)	(361,189)
Total cash used in financing activities (C)		(5,140,461)	(5,729,004)
Effect of exchange rate fluctuations (D)		14,941,929	17,002,778
Monetary effect on cash and cash equivalents (E)		(69,109,935)	(36,494,191)
Net (decrease)/increase in cash and cash equivalents (A+B+C+D+E)		(55,765,652)	69,143,228
Restated cash and cash equivalents at the beginning of the fiscal year	26	330,360,957	251,474,110
Cash and cash equivalents at the end of the period	26	274,595,305	320,617,338

The notes 1 to 43 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

- 8 -	Jorge Pablo Brito Vice Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services and electronic payments services.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

On July 17, August 26, October 15, 2020, March 4, and May 12, 2021, the Bank made irrevocable capital contributions in advance of future share subscription to the company Play Digital SA of 16,250, 27,250, 61,689, 19,505 and 108,136 (not restated), respectively. On July 23, August 26, and October 15, 2020, the Extraordinary Shareholders’ Meeting of Play Digital SA accepted the irrevocable capital contributions and gave its approval to the Bank to subscribe 16,250,000, 26,634,046 and 58,017,400 common, registered shares, with a face value of Ps. 1. On December 15, 2020, the Extraordinary Shareholders’ Meeting of Play Digital SA decided a new capital stock increase. Thus, on December 16, 2020 the Bank subscribed new 18,276,059 common, registered shares with a face value of Ps. 1 for an amount of 20,727. As a consequence, the Bank’s interest in Play Digital SA amounted to 9.9545%. Initially, the shareholders’ were Banco de Galicia y Buenos Aires SAU, Banco BBVA Argentina SA, Banco Santander Río SA and Banco Macro SA. Subsequently, other banks were accepted as shareholders together with the abovementioned. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

On August 25, 2021, the Board of Directors approved the issuance of these condensed consolidated interim financial statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018 extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of June 30, 2021 and December 31, 2020, the deposits held by the Misiones Provincial Government with the Bank amounted to 11,998,436 and 20,352,349 (including 964,649 and 1,103,335, related to court deposits), respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of June 30, 2021 and December 31, 2020, the deposits held by the Salta Provincial Government with the Bank amounted to 4,341,573 and 4,733,586 (including 1,563,360 and 1,555,190, related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of June 30, 2021 and December 31, 2020, the deposits held by the Jujuy Provincial Government with the Bank amounted to 13,252,409 and 13,673,903 (including 1,449,105 and 1,464,312, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipalities Governments are effective through years 2031, 2023 and 2025, respectively.

As of June 30, 2021 and December 31, 2020, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 14,833,672 and 17,889,396 (including 4,200,028 and 4,432,391, related to court deposits), respectively.

Additionally, as of June 30, 2021 and December 31, 2020, the Bank granted loans to the Tucumán Provincial Government for an amount of 2,338,807 and 3,585,050, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim financial statements of the Bank were prepared in accordance with the accounting framework established by Central Bank of Argentina (BCRA, for its acronym in Spanish) in its Communiqué “A” 6114 as supplementary. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that have affected the preparation of these condensed consolidated interim financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplementary, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on January 1, 2020 included, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim financial statements, the Bank is in the process of quantifying the effect of the full application of the mentioned standard.

b)	Additionally, the Bank received on March 12 and 22, 2021 and April 29, 2019 Memorandums from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holding in Prisma Medios de Pago SA as explained in note 9. Considering such guidelines, the Bank adjusted the fair value previously determined. As of the date of issuance of these condensed consolidated interim financial statements, the Bank is in the process of quantifying the difference over such fair value and the fair value calculated according to IFRS, which could be material.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed consolidated interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7183. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for the preparation and consolidation

These condensed consolidated interim financial statements as of June 30, 2021, have been prepared in accordance with the accounting Framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim financial statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim financial statements, in addition to sections “measuring unit” and “new standards adopted in the fiscal year” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated financial statements for the fiscal year ended on December 31, 2020, already issued.

These condensed consolidated interim financial statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated financial statements for the fiscal year ended on December 31, 2020, already issued. Nevertheless, the present condensed consolidated interim financial statements do not include all the information or all the disclosures required for the annual consolidated financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim financial statements must be read together with the annual consolidated financial statements for the fiscal year ended December 31, 2020, already issued.

As of June 30, 2021 and December 31, 2020, the Bank has consolidated into its financial statements the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SA (1) and (2)	Ave. Eduardo Madero 1182 – CABA	Argentina	Stock exchange services

Macro Fiducia SA	Ave. Leandro N. Alem 1110– 1st floor. CABA	Argentina	Services

Macro Fondos SGFCISA	Ave. Eduardo Madero 1182– 24th floor, Office B–. CABA	Argentina	Management and administration of mutual funds

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Bank Limited (3)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity
Argenpay SAU	Ave. Eduardo Madero 1182 – CABA	Argentina	Electronic payments services

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).

(2)	The indirect interest of Banco Macro SA is held through Macro Fiducia SA.

(3)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest 25,801).

As of June 30, 2021 and December 31, 2020, the Bank’s equity interest and voting rights in the companies it consolidates is as follows:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SA	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	241,200,000	100.00%	100.00%

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of June 30, 2021 and December 31, 2020 are as follows:

Balances as of 06/30/2021	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	804,227,643	7,328,661	7,333,638	104,293	525,501	(8,626,533)	810,893,203
Liabilities	621,732,862	4,495,832	4,979,664	3,346	250,628	(3,066,417)	628,395,915
Equity attributable to the owners of the Bank	182,494,781	2,832,829	2,278,562	100,947	274,873	(5,487,211)	182,494,781
Equity attributable to non-controlling interests			75,412			(72,905)	2,507

Balances as of 12/31/2020	Banco Macro SA	Macro Bank Limited	Macro Securities SA	Macro Fiducia SA	Argenpay SAU	Eliminations	Consolidated
Assets	939,888,871	9,476,787	24,146,136	110,784	440,811	(9,189,674)	964,873,715
Liabilities	754,309,898	6,212,405	22,054,092	6,741	212,705	(3,503,440)	779,292,401
Equity attributable to the owners of the Bank	185,578,973	3,264,382	1,995,736	104,043	228,106	(5,592,267)	185,578,973
Equity attributable to non-controlling interests			96,308			(93,967)	2,341

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed consolidated interim financial statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these condensed consolidated interim financial statements, the same are in the process of being transcribed into the Books of Accounts of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim financial statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of June 30, 2021, and are rounded up to the nearest amount in thousands of pesos, unless otherwise expressly stated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of June 30, 2021, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income and the statement of other comprehensive income for the three and six-month periods ended June 30, 2021, and the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the six-month period ended June 30, 2021, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the measuring unit current at the end of the reporting period (see the following section “Measuring unit”).

Additionally and in accordance with Communiqué “A” 7211 certain reclassifications were made (see also section “New standards adopted in the fiscal year” of this note).

Measuring unit

These condensed consolidated interim financial statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of June 30, 2021, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specifics rules established by BCRA through Communiqués “A” 6651, 6849, as amendments, which established to apply this method, on a mandatory basis, from fiscal years beginning on January 1, 2020, included and determined as the transition date on December 31, 2018.

According to IFRS, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consisting of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeds that figures and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

The restatement was applied as if the economy had always been hyperinflationary; using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils on Economic Sciences (FACPCE, for its acronym in Spanish), which combines consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 25.32% and 13.59% for the six-month periods ended June 30, 2021 and 2020, respectively, and 36.14% for the fiscal year ended on December 31, 2020.

Below is a description of the restating mechanism provided by IAS 29 and the restatement process for financial statements established by BCRA Communiqué “A” 6849, as supplementary:

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extend such effects. The net gain or loss on a monetary basis is included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements is adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related to the revaluation is recognized in other comprehensive income for the period.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

(a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

(b)	Earnings reserved, including the special reserve for the first time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

(c)	The unappropriated retained earnings were determinated as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

(d)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(ii)	After the transition date restatement abovementioned in (i), all equity’s components are restated by applying a general price index as mentioned before from the beginning of the period and each variation of those components is restated from the contribution date or from the moment it was produced by any other way, and the accumulated OCI balances are redetermined according to the items that generated.

Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalent”.

Reclassification of financial assets and liabilities – Changes in business model

During July and August 2020, the Bank’s management decided to update the objective related to holdings of Federal Government Treasury Bonds adjusted by CER 2.5% (maturity 07/22/2021) which at the closing date of these condensed consolidated interim financial statements they were in the Bank’s portfolio. These holdings were reclassified from fair value through profit or loss business model to fair value through Other Comprehensive Income (OCI) business model due to the trend context of government debt renegotiation and the issuance of new domestic debts, the volatilities of debt securities prices that created a scenario in which it was not clear that the cash flows of these holdings will be obtained through their negotiation, instead could be also generated by holding them to maturity.

The effective interest rates at the reclassification date were 31.45% and 33.31%, respectively. The interest income recognized in the statement of income since the reclassification date amounted to 2,109,681 and 2,245,762, respectively. On July 22, 2021 and due to their maturity, these holdings were fully collected.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim financial statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may drive in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in note 3 section “accounting judgments, estimates and assumptions” to the consolidated financial statements as of December 31, 2020, already issued.

New standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2021 the following amendment to accounting framework of the BCRA is effective:

Disclosures of the monetary effect from the application of the procedure for restating the financial statements (Communiqué “A” 7211):

As from this year, the Bank started recording in profit or loss for the period the monetary effect accrued from the monetary items measured at fair value through OCI. As a consequence, at the beginning of this fiscal year, the related unappropriated retained earnings were adjusted as a prior period earning adjustment (AREA, for its acronym in Spanish) in order to include the monetary effect of the abovementioned assets that would have been recorded in OCI as of such date.

Below are the amounts adjusted in the statement of income and other comprehensive income and in the statement of changes in the shareholders’ equity for the three and six-month periods ended June 30, 2020, as a consequence of aforementioned procedure:

	Before amendment – restated		Amendment		After amendment – restated
Description	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Statement of income
(Loss) / Income from measurement of financial instruments at fair value through profit or loss	(3,017,180)	(9,495,700)	6,425,916	15,509,342	3,408,736	6,013,642
Income / (Loss) on net monetary position	668,366	1,136,002	(6,871,385)	(16,495,377)	(6,203,019)	(15,359,375)

Statement of other comprehensive income
Profit or losses for financial instruments measured at fair value through other comprehensive income	920,807	(1,691,525)	445,469	986,035	1,366,276	(705,490)

Statement of changes in the shareholders’ equity
Unappropriated retained earnings	(59,347,893)	(42,614,917)	(445,469)	(997,246)	(59,793,362)	(43,612,163)
Other comprehensive income / (loss) – Other	803,864	(1,594,747)	445,469	997,246	1,249,333	(597,501)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by FACPCA, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they come effective.

a)	Amendments to IFRS 3 - Reference to the Conceptual: the amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC 21 “Levies”, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

b)	Amendments to IAS 16 - Property, Plant and Equipment (PP&E): proceeds before Intended Use. The amendment prohibits entities from deducting from the cost of an item of PP&E, any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

c)	Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract: the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract. The impact of these amendments on Entities that previously applied the incremental cost approach, is that they will see provisions increase to reflect the inclusion of costs related directly to contract activities, whilst entities that previously recognized contract loss provisions using the guidance from the former standard, IAS 11 Construction Contracts, will be required to exclude the allocation of indirect overheads from their provisions. This amendment is applicable as of January 1, 2022. The Bank does not expect this standard to have a material impact on the financial statements.

d)	Annual improvement cycle (2018-2020): the following is a summary of the amendments from the 2018-2020 annual improvements cycle:

•	IFRS 1 First-time Adoption of International Financial Reporting – Subsidiary as a first-time adopter: the amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1. This amendment is applicable as of January 1, 2022.

•	IFRS 9 Financial Instruments Fees in the ’10 per cent’ test for derecognition of financial liabilities: the amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of them original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. This amendment is applicable as of January 1, 2022.

•	IFRS 16 “Leases” Illustrative examples - Lease incentives: the amendment removes the Example 13 accompanying IFRS 16 of payments from the lessor relating to leasehold improvements. This removes potential confusion regarding the treatment of lease incentives when applying IFRS 16.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

The Bank does not expect this standard to have a material impact on the financial statements.

e)	Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies: the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policies and examples of when an accounting policy likely. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was developed. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

f)	Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates: the amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

g)	Amendments to IAS 12 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction: the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of professional judgement (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). Professional judgement is important in determining whether any temporary differences exist on initial recognition of the asset and liability. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank.

As of June 30, 2021 and December 31, 2020, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Description	06/30/2021	12/31/2020
Undrawn commitments of credit cards and checking accounts	117,002,986	119,334,229

Guarantees granted (1)	1,818,038	1,607,624

Overdraft and unused agreed commitments (1)	935,400	649,940

Letters of credit	700	1,113,712
Subtotal	119,757,124	122,705,505
Less: Allowance for expected credit losses (ECL)	(16,185)	(21,564)
Total	119,740,939	122,683,941

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

(1)	Includes transactions not covered by BCRA debtor classification standard. For Guarantee granted, it includes an amount of 150,211 and 202,862 as of June 30, 2021 and December 31, 2020, respectively. For Overdraft and unused agreed commitments, it includes an amount of 200,674 and 102,293 as of June 30, 2021 and December 31, 2020, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 41 to the consolidated financial statements as of December 31, 2020, already issued.

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The table below shows the amounts corresponding to the detail of debt securities at fair value through profit or loss as of June 30, 2021 and December 31, 2020:

Description	06/30/2021	12/31/2020
Government securities	61,015,231	68,432,133

Private securities	927,190	474,291

Total	61,942,421	68,906,424

6.	OTHER FINANCIAL ASSETS

The breakdown of the other financial assets as of June 30, 2021 and December 31, 2020 is as follows:

Description	06/30/2021	12/31/2020
Sundry debtors (see note 9)	8,317,660	9,262,347

Receivables from spot sales of foreign currency pending settlement	4,786,519	10,577,816

Receivables from other spot sales pending settlement	1,626,739	2,158,192

Private securities	509,290	758,767

Receivables from spot sales of government securities pending settlement	56,235	694,224

Other	124,506	241,497

Subtotal	15,420,949	23,692,843
Allowances for ECL	(20,847)	(23,721)
Total	15,400,102	23,669,122

Disclosures related to allowance for ECL are detailed in note 7 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”, section 7.4.

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Note 10 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in note 3 “Basis for the preparation of these financial statements and applicable accounting standards” for the annual consolidated financial statements as of December 31, 2020, already issued. Additionally, note 10 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding to credit risk of financial assets and items not recognized in the statement of financial position, are as follows:

7.1   Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loans characteristic, the Bank groups them as follows:

Description	06/30/2021	12/31/2020
Loans and other financing	282,740,304	335,053,815

Individual assessment	71,694,540	93,106,542

Collective assessment	211,045,764	241,947,273

Less: Allowance for ECL (1)	(10,194,476)	(12,560,768)

Total	272,545,828	322,493,047

(1) As explain in note 3, ECL are not calculated to public sector exposures.

As is explained in note 41.1.3 “Adjustment for expected losses due to COVID-19 pandemic” to the consolidated financial statements as of December 31, 2020, already issued, the Bank make a special adjustment prospectively. As of June 30, 2021 and December 31, 2020 such adjustment amounted to 3,308,876 and 4,639,067, respectively.

The following table shows the credit quality and the debt balance to credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account the several guidelines related to flexible conditions for credit established by the BCRA to moderate the pandemic effects generated by COVID-19. The amounts are presented gross of the impairment allowances.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

		06/30/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		259,531,532	7,331,088		266,862,620	94.38

High grade	0.00% - 3.50%	211,067,940	121,995		211,189,935	74.69

Standard grade	3.51% - 7.00%	33,456,156	2,142,179		35,598,335	12.59

Sub-standard grade	7.01% - 33.00%	15,007,436	5,066,914		20,074,350	7.10

Past due but not impaired	33.01% - 99.99%	1,310,023	10,524,974		11,834,997	4.19

Impaired	100%			4,042,687	4,042,687	1.43

	Total	260,841,555	17,856,062	4,042,687	282,740,304	100
	%	92.25	6.32	1.43	100

		12/31/2020
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		310,995,907	10,862,254		321,858,161	96.06

High grade	0.00% - 3.50%	255,192,273	44,463		255,236,736	76.18

Standard grade	3.51% - 7.00%	39,992,173	2,323,495		42,315,668	12.63

Sub-standard grade	7.01% - 33.00%	15,811,461	8,494,296		24,305,757	7.25

Past due but not impaired	33.01% - 99.99%	995,099	8,403,396		9,398,495	2.81

Impaired	100%			3,797,159	3,797,159	1.13

	Total	311,991,006	19,265,650	3,797,159	335,053,815	100
	%	93.12	5.75	1.13	100

7.1.1         Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans based by grade on the Bank’s internal credit rating system, PD range and period-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 41 section “credit risk” to the consolidated financial statements as of December 31, 2020, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

		06/30/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		64,916,953	2,439,516		67,356,469	93.95

High grade	0.00% - 3.50%	61,299,263			61,299,263	85.51

Standard grade	3.51% - 7.00%	2,249,560	1,431,905		3,681,465	5.13

Sub-standard grade	7.01% - 33.00%	1,368,130	1,007,611		2,375,741	3.31

Past due but not impaired	33.01% - 99.99%	431,870	3,078,652		3,510,522	4.90

Impaired	100%			827,549	827,549	1.15

	Total	65,348,823	5,518,168	827,549	71,694,540	100
	%	91.15	7.70	1.15	100

		12/31/2020
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		85,171,181	3,486,032		88,657,213	95.22

High grade	0.00% - 3.50%	80,562,534	1,018		80,563,552	86.53

Standard grade	3.51% - 7.00%	3,436,580	1,823,056		5,259,636	5.65

Sub-standard grade	7.01% - 33.00%	1,172,067	1,661,958		2,834,025	3.04

Past due but not impaired	33.01% - 99.99%	467,034	2,023,884		2,490,918	2.68

Impaired	100%			1,958,411	1,958,411	2.10

	Total	85,638,215	5,509,916	1,958,411	93,106,542	100
	%	91.98	5.92	2.10	100

7.1.2    Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and period-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 41 section “credit risk” to the consolidated financial statements as of December 31, 2020, already issued.

- 22  -

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

		06/30/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		194,614,579	4,891,572		199,506,151	94.53

High grade	0.00% - 3.50%	149,768,677	121,995		149,890,672	71.02

Standard grade	3.51% - 7.00%	31,206,596	710,274		31,916,870	15.12

Sub-standard grade	7.01% - 33.00%	13,639,306	4,059,303		17,698,609	8.39

Past due but not impaired	33.01% - 99.99%	878,153	7,446,322		8,324,475	3.94

Impaired	100%			3,215,138	3,215,138	1.52

Total		195,492,732	12,337,894	3,215,138	211,045,764	100
%		92.63	5.85	1.52	100

		12/31/2020
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		225,824,726	7,376,222		233,200,948	96.39

High grade	0.00% - 3.50%	174,629,739	43,445		174,673,184	72.19

Standard grade	3.51% - 7.00%	36,555,593	500,439		37,056,032	15.32

Sub-standard grade	7.01% - 33.00%	14,639,394	6,832,338		21,471,732	8.88

Past due but not impaired	33.01% - 99.99%	528,065	6,379,512		6,907,577	2.85

Impaired	100%			1,838,748	1,838,748	0.76

Total		226,352,791	13,755,734	1,838,748	241,947,273	100
%		93.55	5.69	0.76	100

7.2   Other debt securities at amortized cost

For corporate bonds bought, PD and LGD parameters calculated for loan exposures of those issuers were used. The corporate bonds’ EAD is considered equal to the debt balance.

For financial trusts at amortized cost, the criteria that was used in the calculation of ECL is based on credit risk ratings given by a credit rating agency for each types of debt securities that compose each financial trust. That is, the factor to be used will vary in relation to the holding debt securities (A or B). It is assumed that the EAD is equal to the debt balance.

The table below shows the exposures gross of impairment allowances by stages:

	06/30/2021
Description	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	200,675			200,675	72.59
Financial trust	75,777			75,777	27.41
Total	276,452			276,452	100
%	100			100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

	12/31/2020
Description	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	457,861			457,861	68.67
Financial trust	208,905			208,905	31.33
Total	666,766			666,766	100
%	100			100

The related ECL for corporate bonds as of June 30, 2021 and December 31, 2020 amounted to 630 and 1,547 respectively. The ECL related to financial trusts as of June 30, 2021 and December 31, 2020 amounted to 46 and 136, respectively.

7.3 Government securities at amortized cost or fair value through OCI

This group includes federal government securities, provincial or Central Bank instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A detail of these investments and their characteristics are disclosed in note 8.

7.4.	Other financial assets

The table below shows the exposures gross of impairment allowances by stages:

	06/30/2021
Description	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	15,420,949			15,420,949	100
Total	15,420,949			15,420,949	100
%	100			100

	12/31/2020
Description	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	23,692,843			23,692,843	100
Total	23,692,843			23,692,843	100
%	100			100

The ECL related to these types of instruments amounted to 20,847 and 23,721 as of June 30, 2021 and December 31, 2020, respectively, including the ECL related to the payments to be collected for transaction mentioned in note 9.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” are also disclosed the ECL movements by portfolio and products.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

8.	OTHER DEBT SECURITIES

The table below shows the amounts corresponding to the detail of other debt securities as of June 30, 2021 and December 31, 2020:

Description	06/30/2021	12/31/2020
At fair value through OCI
Central Bank internal bills	122,500,547	161,262,023
Government securities	84,564,877	56,131,039
Government securities – Foreign	4,116,331	5,690,746
Total at fair value through OCI	211,181,755	223,083,808
At amortized cost
Government securities	20,669,313	38,333,248
Private securities	275,776	665,083
Total at amortized cost	20,945,089	38,998,331
Total	232,126,844	262,082,139

9.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The table below shows the amounts corresponding to the detail of equity instruments at fair value through profit or loss as of June 30, 2021 and December 31, 2020:

Description	06/30/2021	12/31/2020
Prisma Medios de Pago SA (1)	1,791,063	1,780,477
Other	295,859	303,688
Total	2,086,922	2,084,165

(1)	On January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30% of such amount in Pesos adjusted by Unit of Purchasing Power (UVA, for its acronym in Spanish) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA (Prisma) was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

The amounts receivable, in pesos and US dollars, are recorded in the item “Other financial assets”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

The remaining holding of the Bank in Prisma (equivalent to 49%), is recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, according to Memorandums issued by the BCRA. As of June 30, 2021 the valuation was adjusted by Memorandums dated March 12 and 22, 2021 while, as of December 31, 2020, as required by a Memorandum dated April 29, 2019.

In addition, sellers retained the usufruct (dividends) of the shares sold to be reported by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019, and have the possibility to execute a put for the non-sold shares of this transaction (49%) and the buyer has the obligation to buy them, on an specific term established on the agreement, according to specifics clauses. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust.

On February 22, 2021 the Bank collected cash dividends for an amount of 495,178 which 251,700 were applied to decrease the receivable generated by the financing granted to AI ZENITH (Netherlands) B.V, for the purchase of Prisma´s shares. In addition, on May 28, 2021, the Bank collected cash dividends for an amount of 311,980 which 156,774 were applied to decrease the receivable generated by the financing abovementioned.

10.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of June 30, 2021 and December 31, 2020:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2021
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	61,942,421	61,065,752	7	876,662
Derivatives financial instruments	3,640	3,640
Other financial assets	509,290	478,446		30,844
Equity instruments at fair value through profit or loss	2,086,922	10,913		2,076,009
At fair value through OCI
Other debt Securities	211,181,755	88,681,208	122,500,547
Total	275,724,028	150,239,959	122,500,554	2,983,515
Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	11,599	11,599
Derivatives i instruments	1,700	1,700
Total	13,299	13,299

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2020
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	68,906,424	68,432,133	8	474,283
Derivatives financial instruments	9,064		9,064
Other financial assets	758,766	725,957		32,809
Equity instruments at fair value through profit or loss	2,084,165	12,350		2,071,815
At fair value through OCI
Other debt Securities	223,083,808	144,646,222	78,437,586
Financial assets delivered as guarantee	871,942	871,942
Total	295,714,169	214,688,604	78,446,658	2,578,907
Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	288	288
Total	288	288

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of June 30, 2021 and December 31, 2020, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the period, of the financial assets recognized at fair value categorized as level 3:

	As of June 30, 2021
Description	Debt instruments	Other financial assets	Equity investment at fair value through profit or loss
Amount at the beginning	474,283	32,809	2,071,815
Transfers to Level 3
Transfers for Level 3
Profit and loss	113,819		466,630
Recognition and derecognition	375,270	5,499
Monetary effects	(86,710)	(7,464)	(462,436)
Amount at the end of the period	876,662	30,844	2,076,009

	As of December 31, 2020
Description	Debt instruments	Other financial assets	Equity investment at fair value through profit or loss
Amount at the beginning	1,390,632	39,244	2,604,975
Transfers to Level 3
Transfers for Level 3
Profit and loss	260,413	11,871	167,522
Recognition and derecognition	(992,011)	(8,153)	21,445
Monetary effects	(184,751)	(10,153)	(722,127)
Amount at the end of the fiscal year	474,283	32,809	2,071,815

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Quantitative information about Level 3 fair value measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets measured at fair value on a recurring basis for which the Bank uses an internal model (with the exception of the Bank’s holding in Prisma for the reasons described in note 9).

	Fair value of Level 3 Assets		Significant	Range of inputs 06/30/2021 Range of inputs
Description	06/30/2021	Valuation technique	unobservable inputs	Low	High	Unit
Debt Securities of Financial Trusts Provisional	313,171	Income approach (discounted cash flow)	Discount rate in pesos	39.56	53.80	%
Corporate bonds	560,816	Income approach (discounted cash flow)	Discount rate in pesos	25.12	45.92	%

	Fair value of Level 3 Assets		Significant	Range of inputs 12/31/2020 Range of inputs
Description	12/31/2020	Valuation technique	unobservable inputs	Low	High	Unit
Debt Securities of Financial Trusts Provisional	471,332	Income approach (discounted cash flow)	Discount rate in pesos	43.84	47.60	%

The table below describes the effect of changing the significant unobservable inputs to reasonable possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	06/30/2021		12/31/2020
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Debt Securities of Financial Trusts Provisional	1,505	(1,413)	563	(550)
Corporate bonds	32,356	(28,213)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of June 30, 2021 and December 31, 2020, the Bank has not recognized any transfers between levels 1, 2 and 3.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Financial assets and liabilities not recognized at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim financial statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renown pricing providers, the fair value was determined based on such prices.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of June 30, 2021 and December 31, 2020:

	06/30/2021
Description	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	143,464,821	143,464,821			143,464,821
Repo transactions	13,051,632	13,051,632			13,051,632
Other financial assets	14,890,812	14,890,812			14,890,812
Loans and other financing	272,545,828			250,778,144	250,778,144
Other debt securities	20,945,089	297,004	20,742,799	81,624	21,121,427
Financial assets delivered as guarantee	14,442,544	14,442,544			14,442,544
Total	479,340,726	186,146,813	20,742,799	250,859,768	457,749,380

Financial liabilities
Deposits	492,308,853	259,969,946		232,208,865	492,178,811
Repo transactions	275,381	275,381			275,381
Other financial liabilities	40,365,436	38,829,122	1,530,229		40,359,351
Financing received from the BCRA and other financial entities	709,115	561,231	144,231		705,462
Issued corporate bonds	2,431,593		2,252,867		2,252,867
Subordinated corporate bonds	39,093,191		32,604,514		32,604,514
Total	575,183,569	299,635,680	36,531,841	232,208,865	568,376,386

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

	12/31/2020
Description	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	162,880,917	162,880,917			162,880,917
Repo transactions	49,404,999	49,404,999			49,404,999
Other financial assets	22,910,356	22,910,356			22,910,356
Loans and other financing	322,493,047			300,727,499	300,727,499
Other debt securities	38,998,331	13,233,959	27,834,926	185,890	41,254,775
Financial assets delivered as guarantee	17,039,867	17,039,867			17,039,867
Total	613,727,517	265,470,098	27,834,926	300,913,389	594,218,413
Financial liabilities
Deposits	612,511,991	304,616,838		307,546,598	612,163,436
Repo transactions	775,221	775,221			775,221
Other financial liabilities	61,679,495	60,004,223	1,668,442		61,672,665
Financing received from the BCRA and other financial entities	1,151,861	405,891	733,953		1,139,844
Issued corporate bonds	6,174,607		5,164,364		5,164,364
Subordinated corporate bonds	42,986,620		36,474,071		36,474,071
Total	725,279,795	365,802,173	44,040,830	307,546,598	717,389,601

11.	INVESTMENT IN ASSOCIATES AND JOINT ARRANGEMENTS

11.1 Associates entities

a)	Macro Warrants SA

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of March 31, 2021. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between April 1, 2021 and June 30, 2021.

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	06/30/2021	12/31/2020
Total assets	70,901	73,849
Total liabilities	8,501	15,221
Shareholders’ equity	62,400	58,628
Proportional Bank’s interest	5%	5%
Investment carrying amount	3,120	2,931

As of June 30, 2021 and 2020, the investment carrying amount in the net income for the periods amounted to 187 and 315, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

b)	Play Digital SA

As explain in note 1, the Bank holds an investment in the associate Play Digital SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate.

The following table presents the summarized financial information on the Bank’s interest in the associate:

Summarized statement of financial position	06/30/2021	12/31/2020
Total assets	1,927,555	826,973
Total liabilities	135,400	109,808
Shareholders’ equity	1,792,155	717,165
Proportional Bank’s interest	9.9545%	9.9545%
	178,400	71,390
Less: additional paid-in irrevocable contributions and irrevocable contributions	121,519
Plus: irrevocable contributions	129,112
Investment carrying amount	185,993	71,390

As of June 30, 2021, the investment carrying amount in the net income for the period amounted to 18,608 (loss).

11.2	Joint ventures

The Bank participates in the following joint ventures, implemented through Uniones Transitorias de Empresas (UTE, for its acronym in Spanish):

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria: on April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an UTE controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	06/30/2021	12/31/2020
Total assets	501,186	485,664
Total liabilities	110,823	123,315
Shareholders’ equity	390,363	362,349
Proportional Bank’s interest	50%	50%
Investment carrying amount	195,182	181,175

As of June 30, 2021 and 2020, the investment carrying amount in the net income for the periods amounted to 63,071 and 46,490, respectively.

b)	Banco Macro SA – Gestiva SA Unión transitoria: on May 4, 2010 and August 15, 2012, the Bank executed with Gestiva SA the UTE agreement to form “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas”, under joint control, the purpose of which is to render the integral processing and management services of the tax system of the Province of Misiones, the management thereof and tax collection services. The Bank holds a 5% interest in this UTE.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

On April 5, 2018, the Bank, the UTE and the tax authorities of the Misiones provincial government entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank’s rights and obligations as a financial agent of the province for the services provision established in the agreement. On May 31, 2021 and due to abovementioned agreement, this UTE was derecognized. As of December 31, 2020, according to the above-mentioned, the remaining investment amounted to 47.

12.	OTHER NON-FINANCIAL ASSETS

The breakdown of the other non-financial assets as of June 30, 2021 and December 31, 2020 is as follows:

Description	06/30/2021	12/31/2020
Investment property (see Exhibit F)	1,203,229	1,228,399
Advanced prepayments	1,027,732	584,267
Tax advances	137,193	757,280
Other	162,162	227,359
Total	2,530,316	2,797,305

13.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

As of June 30, 2021 and December 31, 2020, amounts balances related to transactions generated with related parties are as follows:

	As of June 30, 2021
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposit in banks	767							767
Other financial assets			70,026				286,455	356,481
Loans and other financing (3)
Overdraft						54,071	561,172	615,243
Credit Cards						64,832	36,742	101,574
Lease							13,730	13,730
Personal loans						1,526		1,526
Mortgage loans						228,741		228,741
Other loans		888,047				7,814	1,111,363	2,007,224
Guarantee granted							852,832	852,832
Total assets	767	888,047	70,026			356,984	2,862,294	4,178,118

Liabilities
Deposits	6	1,363,714	154,553	24,303	52,264	1,537,949	2,079,987	5,212,776
Other financial liabilities						177	13,494	13,671
Other non-financial liabilities							11,341	11,341
Total liabilities	6	1,363,714	154,553	24,303	52,264	1,538,126	2,104,822	5,237,788

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of June 30, 2021 for Macro Securities SA, Key management personnel and other related parties amounted to 889,080, 479,659 and 3,876,296, respectively.

	As of December 31, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposit in banks	845							845
Repo transaction		961,722						961,722
Other financial assets							185	185
Loans and other financing (3)
Documents							1,915	1,915
Overdraft						41,049	509,341	550,390
Credit Cards						56,794	13,789	70,583
Lease		1,296					6,546	7,842
Personal loans						14,602		14,602
Mortgage loans						105,489		105,489
Other loans		892,030					476,845	1,368,875
Guarantee granted							1,042,324	1,042,324
Total assets	845	1,855,048				217,934	2,050,945	4,124,772

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

	As of December 31, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Liabilities
Deposits	9	841,453	163,691	71,405	54,314	777,831	4,733,794	6,642,497
Other financial liabilities		19,569				203	14,805,504	14,825,276
Other non-financial liabilities							14,316	14,316
Total liabilities	9	861,022	163,691	71,405	54,314	778,034	19,553,614	21,482,089

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of December 31, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 896,053, 1,249,917 and 5,856,843, respectively.

Profit or loss related to transactions generated during the six-month periods ended June 30, 2021 and 2020 with related parties are as follows:

	As of June 30, 2021
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		1,717				58,913	807,203	867,833
Interest expense		(3,497)			(7,569)	(22,141)	(47,596)	(80,803)
Commissions income		6,256	54		72	7	8,183	14,572
Commissions expense						(11)	(145)	(156)
Other operating income	1	2,826					14	2,841
Administrative expense							(102,061)	(102,061)
Other operating expense							(30,803)	(30,803)
Income / (loss)	1	7,302	54		(7,497)	36,768	634,795	671,423

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

	As of June 30, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		2,878				58,141	490,654	551,673
Interest expense					(4,263)	(1,838,656)	(34,818)	(1,877,737)
Commissions income		4,512	179		33	53	18,159	22,936
Commissions expense						(150)	(294)	(444)
Income from measurement of financial instruments at fair value through profit or loss							5,206	5,206
Other operating income	3			2			17	22
Allowance for loan losses		(13,500)						(13,500)
Administrative expense							(96,703)	(96,703)
Other operating expense							(61,867)	(61,867)
Income / (loss)	3	(6,110)	179	2	(4,230)	(1,780,612)	320,354	(1,470,414)

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2021 and 2020, totaled 263,709 and 175,444, respectively.

In addition, fees received by the Directors as of June 30, 2021 and 2020 amounted to 739,959 and 1,394,378, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	06/30/2021	12/31/2020
Board of Directors	21	22
Senior managers of the key management personnel	12	11
Total	33	33

14.	OTHER FINANCIAL LIABILITIES

The breakdown of the other financial liabilities as of June 30, 2021 and December 31, 2020 is as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Description	06/30/2021	12/31/2020
Credit and debit card settlement - due to merchants	20,363,000	21,560,253
Amounts payable for spot purchases of foreign currency pending settlement	6,632,526	10,589,872
Amounts payable for other spot purchases pending settlement	3,470,633	19,433,805
Payment orders pending settlement foreign exchange	2,515,221	3,851,349
Collections and other transactions on account and behalf others	1,682,677	1,771,515
Finance leases liabilities	1,386,551	1,473,222
Amounts payable for spot purchases of government securities pending settlement	1,184,315	527,053
Other	3,130,513	2,472,426
Total	40,365,436	61,679,495

15.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions, as of June 30, 2021 and December 31, 2020.

The expected terms to settle these obligations are as follows:

	06/30/2021
Description	Within 12 months	Beyond 12 Months	06/30/2021	12/31/2020
For administrative, disciplinary and criminal penalties	718	500	1,218	900
Letters of credits, guarantees and other Commitments (1)	16,185		16,185	21,564
Commercial claims in progress (2)	182,786	78,337	261,123	863,632
Labor lawsuits	79,882	130,421	210,303	285,428
Pension funds - reimbursement	41,293	65,811	107,104	111,351
Other	30,226	337,303	367,529	352,011
Total	351,090	612,372	963,462	1,634,886

(1)	These amounts correspond to the ECL calculated for contingent transactions which are mentioned in note 4.

(2)	See also note 37.2.

In the opinion of the Management of the Bank and its legal counsel, there are no other significant effects than those disclosed in these condensed consolidated interim financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

16.	OTHER NON-FINANCIAL LIABILITIES

The breakdown of other non-financial liabilities as of June 30, 2021 and December 31, 2020 is as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Description	06/30/2021	12/31/2020
Dividends payables (see note 28)	26,580,415	20,778,766
Salaries, bonuses and payroll taxes payables	5,619,588	6,153,149
Withholdings	4,546,716	5,184,030
Taxes payables	2,453,286	2,241,287
Miscellaneous payables	1,334,998	1,788,031
Retirement pension payment orders pending settlement	477,993	513,246
Fees payables	24,221	631,195
Other	556,601	754,924
Total	41,593,818	38,044,628

17.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2021 and December 31, 2020:

06/30/2021	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	143,464,821
Debt securities at fair value through profit or loss		52,876,832	9,065,589
Derivative financial instruments		3,640
Repo transactions		13,051,632
Other financial assets	1,658,112	9,085,958	4,656,032
Loans and other financing (1)	741,988	177,954,045	93,849,795
Other debt securities		206,880,142	25,246,702
Financial assets delivered as guarantee	14,135,606	306,938
Equity instruments at fair value through profit or loss	2,086,922
Total assets	162,087,449	460,159,187	132,818,118

Liabilities
Deposits	254,547,859	237,751,545	9,449
Financial liabilities at fair value through profit or loss		11,599
Derivative financial instruments		1,700
Repo transactions		275,381
Other financial liabilities		39,472,236	893,200
Financing received from the BCRA and other financial institutions		697,890	11,225
Issued corporate bonds		2,431,593
Subordinated corporate bonds		802,511	38,290,680
Total liabilities	254,547,859	281,444,455	39,204,554

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

12/31/2020	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	162,880,917
Debt securities at fair value through profit or loss		65,828,616	3,077,808
Derivative financial instruments		9,064
Repo transactions		49,404,999
Other financial assets	2,544,892	15,878,484	5,245,746
Loans and other financing (1)	784,466	223,178,526	98,530,055
Other debt securities		233,374,862	28,707,277
Financial assets delivered as guarantee	17,039,867	871,942
Equity instruments at fair value through profit or loss	2,084,165
Total assets	185,334,307	588,546,493	135,560,886

Liabilities
Deposits	298,750,292	313,734,853	26,846
Derivative financial instruments		288
Repo transactions		775,221
Other financial liabilities		60,705,976	973,519
Financing received from the BCRA and other financial institutions		1,103,522	48,339
Issued corporate bonds		3,194,775	2,979,832
Subordinated corporate bonds		804,947	42,181,673
Total liabilities	298,750,292	380,319,582	46,210,209

(1)	The amounts included in “without due date”, are related to the non-performing portfolio.

18.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the period in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the financial statements.

19.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding to inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC will be higher than 100% for the thirty-six months before the end of the tax period.

ii)	Regarding to the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal year of application, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.

iv)	The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.

v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it will be determined.

As of June 30, 2021 and December 31, 2020, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see the last paragraphs of this note).

b)	Income tax rate

The Law No. 27541 suspended, up to fiscal years beginning on January 1, 2021 included, the income tax rate reduction that had established the Law 27430, setting up for the suspended period a rate of 30%. On June 16, 2021, through Decree 387/2021, the Law 27630 was issued. This law established for fiscal years beginning on January 1, 2021 included, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each the fiscal year.

c)	The main items of income tax expense in the condensed consolidated interim financial statements are as follows:

	06/30/2021		06/30/2020
Description	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Current income tax expense / (profit) (1)	1,072,571	2,296,640	(1,848,527)	4,472,168
Loss for deferred income taxes	67,399	1,181,574	5,492,555	5,204,380
Monetary effects	146,942	379,670	267,726	477,251
Income tax loss recorded in the statement of income	1,286,912	3,857,884	3,911,754	10,153,799
Income tax loss recorded in other comprehensive income	240,141	541,056	448,931	105,957
Total	1,527,053	4,398,940	4,360,685	10,259,756

(1)   See the following paragraph.

As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated an accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

In addition, on October 24, 2019 Banco Macro SA filed to AFIP-DGI two requests for the recovery of payments established by the first paragraph of section 81 Law 11683, in order to obtain the return of the amounts of 4,782,766 and 5,015,451 (not restated), paid to the tax authority as income tax for the fiscal years 2013 to 2017 and 2018, respectively, due to the impossibility to apply the inflation adjustment method established by the Income Tax Law (before the amendments include by Laws 27430 and 27468, for the fiscal years 2013 to 2017, and as per 2019 and amendments, for the fiscal year 2018), plus the related compensatory interest (files SIGEA Nº 19144-14224/2019 and 19144-14222/2019). As the regulatory authority has not resolved the abovementioned claims, on August 7, 2020 the Bank filed, under the terms of the second paragraph of section 81 Law 11683, the requests for the recovery of payment to the Federal Civil and Commercial Court of Appeal which are in process at Court Nº 8 and 2, respectively (Files 11285/2020 and 11296/2020).

Additionally, on July 23, 2021, the Bank filed with AFIP a request for recovery of payment for an amount of 254,305 paid as income tax for the fiscal year 2020.

On December 19, 2019 the AFIP notified the beginning of an income tax audit for the period 2018, and on May 3, 2021, the Bank became aware that the same regulatory agency began an income tax audit for the periods 2013 to 2017, both included.

20.	COMMISSIONS INCOME

	06/30/2021		06/30/2020
Description	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Performance obligations satisfied at a point in time
Commissions related to obligations	4,214,455	8,091,542	3,966,269	8,137,981
Commissions related to credit cards	2,335,942	4,792,895	2,517,791	5,142,614
Commissions related to insurance	468,755	946,997	502,884	991,335
Commissions related to trading and foreign exchange transactions	172,313	337,957	153,744	277,783
Commissions related to securities value	129,507	272,516	151,938	286,252
Commissions related to loans and other financing	39,179	63,707	121,163	146,166
Commissions related to financial guarantees granted	1,122	1,257	280	488
Performance obligations satisfied over certain time period
Commissions related to credit cards	72,872	160,067	107,297	228,002
Commissions related to trading and foreign exchange transactions	7,576	17,620	10,100	23,884
Commissions related to obligations	190	393	366	1,040
Commissions related to loans and other financing	8	308	462	561
Commissions related to financial guarantees granted		79		1
Total	7,441,919	14,685,338	7,532,294	15,236,107

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

21.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2021		06/30/2020
Description	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Translation of foreign currency assets and liabilities into pesos	574,514	1,788,526	953,198	1,718,604
Income from foreign currency exchange	65,259	200,733	226,710	304,002
Total	639,773	1,989,259	1,179,908	2,022,606

22.	OTHER OPERATING INCOME

	06/30/2021		06/30/2020
Description	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Services	818,662	1,571,516	847,316	1,904,910
Adjustments and interest from other receivables	320,823	553,560	210,510	466,124
Other receivables for financial intermediation	179,971	521,961	47,365	47,365
Adjustments from other receivables with CER clauses	93,991	160,444	46,503	110,435
Sale of property, plant and equipment	219	2,114	627	679
Initial recognition of loans	(3,326)		26,892	26,892
For derecognition or substantial modification of financial liabilities			283,859	283,859
Other	(893)	429,562	134,781	497,126
Total	1,409,447	3,239,157	1,597,853	3,337,390

23.	EMPLOYEE BENEFITS

	06/30/2021		06/30/2020
Description	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Remunerations	6,079,487	11,884,850	6,511,124	12,023,659
Payroll taxes	1,393,189	2,700,050	1,449,232	2,674,005
Compensations and bonuses to employees	737,956	1,504,537	516,636	1,094,311
Employee services	184,277	358,146	135,694	300,989
Total	8,394,909	16,447,583	8,612,686	16,092,964

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

24.	ADMINISTRATIVE EXPENSES

	06/30/2021		06/30/2020
Description	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Maintenance, conservation and repair expenses	661,802	1,307,661	688,719	1,330,311
Taxes	598,565	1,199,220	546,396	1,155,359
Armored truck, documentation and events	522,230	1,095,717	676,437	1,223,232
Electricity and communications	431,511	873,712	491,341	983,836
Security services	416,207	834,216	450,610	915,191
Other fees	386,451	668,470	269,745	560,408
Software	307,141	659,930	344,124	661,111
Advertising and publicity	169,956	234,021	123,833	215,239
Fees to directors and syndics	101,582	217,975	429,279	909,521
Insurance	55,026	105,566	56,041	96,965
Representation, travel and transportation expenses	40,791	72,904	32,810	85,566
Stationery and office supplies	25,313	47,400	27,753	58,446
Leases	19,101	53,700	41,227	77,307
Hired administrative services	1,534	4,297	734	1,751
Other	149,366	300,496	183,064	320,736
Total	3,886,576	7,675,285	4,362,113	8,594,979

25.	OTHER OPERATING EXPENSES

	06/30/2021		06/30/2020
Description	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Turnover tax	3,614,536	7,493,647	3,496,366	7,365,665
For credit cards	1,242,072	2,684,479	1,424,783	2,743,563
Deposit guarantee fund contributions	208,154	457,708	215,157	406,712
Charges for other provisions	180,122	622,300	294,052	769,405
Taxes	86,236	188,936	184,806	382,644
Interest on lease liabilities	47,352	93,133	66,331	118,109
Loss from sale or impairment of investments in properties and other non-financial assets	31,257	57,077	19,039	21,133
Insurance claims	14,022	25,993	24,448	47,717
Donations	1,145	1,969	33,840	205,013
For administrative, disciplinary and criminal penalties	533	34,566
Other	842,478	1,661,377	399,497	940,641
Total	6,267,907	13,321,185	6,158,319	13,000,602

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

26.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Description	06/30/2021	12/31/2020	06/30/2020	12/31/2019
Cash and deposits in banks	143,464,821	162,880,917	156,052,910	171,777,625
Debt Securities at fair value through profit or loss	4,035,163
Other debt securities	126,616,687	166,952,769	164,035,311	79,185,529
Loans and other financing	478,634	527,271	529,117	510,956
Total	274,595,305	330,360,957	320,617,338	251,474,110

27.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of June 30, 2021, amounted to 639,413. Since December 31, 2018, the Bank’s capital stock has changed as follows:

	Capital stock issued and paid-in	Issued outstanding	In treasury
As of December 31, 2018	669,663	640,715	28,948
Own shares acquired (1)		(1,317)	1,317
Capital stock decrease (2)	(30,265)		(30,265)
Capital stock increase (3)	15	15
As of June 30, 2021 and December 31, 2020 and 2019	639,413	639,413

(1)	Related to the repurchase of the Bank’s own shares under the programs established by the Bank’s Board of Directors on August 8, 2018, October 17, 2018 and December 20, 2018 with the purpose of reducing share price fluctuations, minimizing possible temporary imbalances between market supply and demand.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

The Program dated on August 8, 2018, established, that the maximum amount of the investment amounted to 5,000,000 and the maximum numbers of shares to be acquired were equivalent to 5% of the capital stock. At the end of this program the Bank had acquired 21,463,005 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 9,709,068 (nominal value: 3,113,925).

The Program dated on October 17, 2018, established the start over of the repurchase of the Bank’s own shares, with the pending use of funds of the abovementioned Program, already expired. At the end of this program, the Bank had acquired 6,774,019 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 2,765,285 (nominal value: 995,786).

The Program dated on December 20, 2018, established that the maximum amount of the investment amounted to 900,000 and the maximum numbers of shares to be acquired were equivalent to 1% of the capital stock. At the end of this program the Bank had acquired 2,028,251 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 782,659 (nominal value: 298,196) of which, as of December 31, 2018 were settled 711,386 common shares for an amount of 258,142 (nominal value: 98,353), and in January 2019 were settled 1,316,865 common shares for an amount of 524,517 (nominal value: 199,843).

(2)	Related to capital stock decrease approved by the Shareholders’ Meeting of Banco Macro SA held on April 30, 2019 for an amount of 30,265, equivalent to 30,265,275 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, equivalent to all the own shares acquired mentioned in (1). On August 14, 2019 the Bank was notified that the capital stock decrease was registered at the Public Registry of Commerce.

(3)	Related to the capital stock increase through the issuance of 15,662 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, approved by Shareholders’ Meeting mentioned in (2), due to the merger effects between Banco Macro SA and Banco del Tucumán SA. On October 29, 2019 the Bank was notified that the capital stock increase was registered at the Public Registry of Commerce.

28.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

To determine the weighted average number of common shares outstanding during the period, the Bank used the number of common shares outstanding at the beginning of the period adjusted, if applicable, by the number of common shares bought back or issued during the period multiplied by the number of days that the shares were outstanding in the period. Note 27 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the consolidated statement of income. See additionally note 38 and the Earning distribution proposal.

Dividends paid and proposed

The Shareholders’ Meeting held on April 30, 2020, resolved to distribute cash dividends for 12,788,268 (not restated), which considering the number of shares outstanding at the date of such resolution, represented 20 pesos per share (not restated). According to Communiqué “A” 7035, the Central Bank extended the suspension of payment on earning distributions up to December 31, 2020. Afterwards, through Communiqué “A” 7181, such suspension was extended up to June 30, 2021. On June 24, 2021, the BCRA through Communiqué “A” 7312, decided to extend the abovementioned suspension up to December 31, 2021. The Shareholders’ Meeting held on October 21, 2020, resolved to distribute a supplementary cash dividend which will be calculated by multiplying the dividend of 20 pesos per share already approved by the Shareholders’ Meeting held on April, 30 2020, by the coefficient obtained after dividing the most recent CPI published by the INDEC and informed by such entity to the date on which the BCRA issues its authorization for the payment, by the CPI for the month of April 2020. The aggregate amount to be distributed for this purpose may not exceed the amount of 3,791,722 (not restated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

The Shareholders’ Meeting held on April 30, 2021, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value, or any combination of both alternatives for an amount of 10,000,426 (not restated) which considering the number of shares outstanding at the date of such resolution, represented 15.64 pesos per share (not restated), subject to prior authorization of BCRA. As mentioned in the previous paragraph and according to Communiqué “A” 7312, the cash dividends payment is suspended, up to December 31, 2021. For further information see also note 38.

29.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The above- mentioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds an 8.4180% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12152 on April 14, 2021.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,500 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may from time to time determine. On the other hand, the BCRA provided for the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

30.	RESTRICTED ASSETS

As of June 30, 2021 and December 31, 2020, the following Bank’s assets are restricted:

Item		06/30/2021	12/31/2020
Debt securities at fair value through profit or loss and other debt securities
•	Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	164,376	183,549
•	Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021, securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	76,337	76,673
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.30% maturity 09/20/2022 as of June 30, 2021 and Federal Government Treasury letters at discount in pesos maturity 01/29/2021 as of December 31, 2020, securing the transaction of MAE Futuro Garantizado CPC2.	74,500	24,564
•	Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	49,121	49,338
•	Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	36,954	41,264
•	Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 for the contribution to the Guarantee Fund II in BYMA according to section 45 Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended).	7,468	4,000
	Subtotal debt securities at fair value through profit or loss and other debt securities	408,756	379,388

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Item (contd.)		06/30/2021	12/31/2020
Other financial assets
•	Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV.	116,181	129,400
•	Sundry debtors – Other.	5,096	14,361
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for differences on turnover tax.	827	1,036
	Subtotal Other financial assets	122,104	144,797
Loans and other financing – non-financial private sector and foreign residents
•	Interests derived from contributions made as contributing partner (2).	335,000	325,843
	Subtotal loans and other financing	335,000	325,843
Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	12,168,007	15,089,989
•	Guarantee deposits related to credit and debit card transactions.	1,638,361	1,651,611
•	Other guarantee deposits.	329,238	298,266
•	For securities forward contracts.	306,938	871,943
	Subtotal Financial assets delivered as a guarantee	14,442,544	17,911,809
Other non-financial assets
•	Real property related to a call option sold	270,555	271,227
	Subtotal other non-financial assets	270,555	271,227
Total		15,578,959	19,033,064

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021. Due to the Bank paid such obligations on August 12, 2021, as of the date of issuance of these condensed consolidated interim financial statements, the pledge over the discount bonds in pesos regulated by Argentine legislation was lifted.

(2)	As of June 30, 2021 and December 31, 2020 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

Moreover, on November 9, 2020 the Bank paid 16,473 for a call option which gives right to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR.

31.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

31.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Red Surcos and Confibono). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Secubono) and certificates of participation (Arfintech).

As of June 30, 2021 and December 31, 2020, debt securities and certificates of participation in financial trusts for investment purposes, total 419,792 and 713,047, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

31.2.	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of June 30, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed consolidated interim financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 9,604 and 8,323, respectively.

31.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of June 30, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 2,147,039 and 2,583,741, respectively.

31.4.	Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of June 30, 2021 and December 31, 2020, considering the latest available accounting information as of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 12,028,847 and 11,637,825, respectively.

32.	COMPLIANCE WITH CNV REGULATIONS

32.1 Compliance with CNV standards to act in the different agent categories defined by the CNV:

32.1.1 Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Depositary company comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered).

Additionally, the Bank’s shareholders’ equity as of June 30, 2021 stated in UVAs amounted to 2,249,411,821 and exceeds minimum amount required by this regulation for the different categories of agents in which the Bank is registered, amounting to 1,420,350 UVAs as of that date, and the minimum statutory guarantee account required of 710,175 UVAs, which the Bank paid-in with government securities as described in note 30 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

32.1.2 Operations of Macro Securities SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC , AN – comprehensive and ACyD FCI).

Additionally, the shareholders’ equity of such Company as of June 30, 2021 stated in UVAs amounted to 27,717,078 and exceeds the minimum amount required by this regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. Moreover, the agents “ACyD FCI” are required to have a minimum Shareholder’s equity up to 2,500.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

32.1.3 Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company as of June 30, 2021 stated in UVAs amounted to 4,895,500 and exceeds the minimum amount required by this regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

32.1.4 Operations of Macro Fiducia SA

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and non-financial trustee agent.

Additionally, the shareholders’ equity of such Company as of June 30, 2021 and December 31, 2020 stated in UVAs amounted to 1,073,598 and 1,142,819, respectively, and exceeds the minimum amount required by General resolution No. 795 established in 950,000 UVAs. The minimum statutory guarantee account requires a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. The CNV through General resolution No. 825, decided that the 50% of the amounts required as of June 30, 2021 and December 31, 2020, shall be credited and the Shareholders’ equity may not be less than 6,000.

32.2 Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended through December 31, 2017 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2017, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.200, Pilar, Province of Buenos Aires).

In addition, the documentary support on a digital format is protected on the Bank’s servers.

32.3 As depositary of mutual funds

As of June 30, 2021 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Pionero Acciones	9,071,173	371,299
Pionero Ahorro Dólares	3,582,433	311,696
Pionero Argentina Bicentenario	419,358,269	1,219,328
Pionero Capital	2,001,659,117	2,234,024
Pionero Empresas FCI Abierto Pymes	243,377,726	1,553,911

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Funds (contd.)	Number of shares	Equity
Pionero FF	36,125,224	677,263
Pionero Gestión	874,727,220	1,142,591
Pionero Pesos	502,872,127	5,124,182
Pionero Pesos Plus	7,705,559,592	47,210,084
Pionero Renta	97,271,809	5,955,020
Pionero Renta Ahorro	131,065,621	2,985,743
Pionero Renta Ahorro Plus	254,635,069	1,265,550
Pionero Renta Estratégico	710,168,940	2,413,339
Pionero Renta Fija Dólares	2,908,799	202,049
Pionero Renta Mixta I	24,814,206	132,743
Argenfunds Abierto Pymes	3,203,933,434	7,524,153
Argenfunds Ahorro Pesos	194,361,765	2,131,089
Argenfunds Liquidez	3,647,271,733	6,834,398
Argenfunds Renta Argentina	7,991,639	31,197
Argenfunds Renta Balanceada	613,347,147	3,116,515
Argenfunds Renta Capital	28,098,367	2,753,282
Argenfunds Renta Crecimiento	26,205,527	2,499,319
Argenfunds Renta Dinámica	514,155	13
Argenfunds Renta Fija	163,461,043	2,785,900
Argenfunds Renta Flexible	1,053,959,088	3,919,563
Argenfunds Renta Global	8,983,257	38,119
Argenfunds Renta Mixta	4,924,522	14
Argenfunds Renta Mixta Plus	353,432	27,712
Argenfunds Renta Pesos	113,452,667	901,022
Argenfunds Renta Total	835,175,866	1,004,502
Argenfunds Renta Variable	297,029,046	6,709
Argenfunds Retorno Absoluto	595,552,587	1,349,226

33.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2021 are listed below, indicating the amounts as of month-end of the related items:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Description	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	77,411,304
Other debt securities
Liquidity letters of Central Bank of Argentina computable for the minimum cash requirements	43,628,554
Government securities computable for the minimum cash requirements	18,344,486
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	12,168,007
Total	151,552,351

34.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their financial statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

Next follows a description of the situation of Banco Macro SA as of June 30, 2021:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016. Penalty amount: 30,608 (not restated).

Reason: control observations over subsidiaries.

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: pending resolution before the BCRA. On 04/07/2016, we filed the defenses and evidence. On 05/18/2016 we requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. On 09/09/2020 – notified on 02/22/2021, the BCRA filed Resolution No. 132/20 which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish), where is pending resolution.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 62/2009 dated 01/16/2009.

Reason: observations on the purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718 (not restated).

Penalty imposed on: Banco Macro SA and those in charge of anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: the UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. After successive remedies filed by the Bank, part of the fines were dismissed in relation to statute-barred periods, and the decision became final on 06/25/2019; therefore, the case file will be submitted to the UIF to readjust fines to the open period. As of the date, is pending that UIF readjust the fines related to transactions performed during the period beginning on 3/5/2007 and since 4/17/2007 to 8/22/2007 according to Courtroom III resolution of CNACAF dated 10/31/2016. On 04/27/2021 UIF, in compliance with what was ruled by Courtroom IV and Courtroom III of CNACAF, filed the Resolution No. 028 and readjusted the imposed fine for an amount of 502 which was paid by the Bank on 07/07/2021. This file is closed.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini – both as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA).

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. Against such resolution, the Bank and the individual responsibles filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. The term to file the federal extraordinary appeal against such resolution is already running. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. Against such resolution, on 10/03/2019 the Bank filed an appeal to Argentine Supreme Court (CSJN, for its acronym in Spanish), which is pending resolution from CSJN.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500.

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of CNV, filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts where investigated. Against such resolution, on 05/03/2021 a direct appeal was filed.

File: 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential non-compliance with de provisions of section 59, Law 19550, and paragraph 1 of Chapter 6 Section 19 of Article IV of Chapter II of CNV Rules (Revised 2013, as amended) in force at the time of the issues under analysis.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Persons subject to summary proceedings: Banco Macro SA, in its capacity as custody agent of collective investment products of mutual funds, regular directors and regular members of the Statutory Audit Committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Alvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

Status: On May 22, 2019, the CNV (Argentine Securities Commission) issued Resolution No. 80/2019, whereby a warning penalty was imposed on the persons subject to the summary proceedings (except for Delfín J. E. Carballo and Federico Pastrana, as to whom the lack of capacity to be sued was sustained). On 6/7/2019, the Bank, its directors and statutory auditors filed a direct remedy requesting the abrogation of the penalty. The file was submitted to the CNACAF Courtroom II, which issued the resolution for the commencement of proceedings on 19/09/2019. The CNV has answered the served of the direct appeals filed by the Bank and Argenfunds. On 02/12/2021 the file moved to analyze in order to issue a final decision.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it imposed fines to responsibles. Against such resolution, the Bank, its Board of Directors and its Statutory audits filed a direct appeal on 06/12/2019, requesting a repeal of the penalty imposed. Such appeal is in process at CNACAF. The file was submitted to Courtroom V of CNACAF that received the proceedings on 06/21/2019. The direct appeal filed was notified to UIF on 12/3/2019. On 02/19/2020, the UIF answered the mentioned served and after that the file was passed to the Public Attorney. On 07/29/2020, the case file returned from the Public Prosecutor's Office to be analyzed by the court in order to issue a decision. On 05/11/2021, the Courtroom V of the CNACAF issued a sentence dismissing the direct appeal filed by the Banco Macro SA and against that on 05/26/2021, this Bank filed a federal extraordinary appeal.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

Status: on 05/17/2018 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by BCRA. On 06/15/2018, the responsibles filed their defenses. On 7/2/2018, the UIF sustained the lack of capacity to be sued of Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. The proceedings were opened to the production of evidence and closing of the evidence stage; on September 2018 the defendants lodged their memorial. On 01/08/2021 UIF filed Resolution No. 80 which imposed a fine to the Bank and the other responsibles. On 01/26/2021 through BCRA account, the fine was paid for an amount of 60. On 03/02/2021, against such resolution a direct appeal to CNACAF was deducted. The proceeding will be decided at Room IV of such jurisdiction.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

Status: On 10/02/2019, Banco Macro SA and the individual responsables were passed of the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. To date, the plea filed in relation to the statute of limitations has not been resolved yet, and no initial notification has been issued yet. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social and preventive lockdown declared in the country due to Covid-19 pandemic (DNU 297/2020), until 11/29/2020, included. On 11/30/2020, terms were resumed (DNU 876/2020).

Although the above described penalties do not involve material amounts, as of the date of issuance of these condensed consolidated interim financial statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 1.218 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

35.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded by Banco Macro SA in these condensed consolidated interim financial statements amount to:

Corporate Bonds	Original value			Residual face value as of 06/30/2021		06/30/2021	12/31/2020
Subordinated Resettable – Class A	U$S	400,000,000	(1)	U$S	400,000,000	39,093,191	42,986,620
Non-subordinated – Class B		$4,620,570,000	(2)		$2,889,191,000	2,431,593	3,046,413
Non-subordinated – Class C		$3,207,500,000	(3)				3,128,194
Total						41,524,784	49,161,227

(1)	On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

(2)  On May 8, 2017, under the Global Program mentioned on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

On October 17, 2018 and October 16, 2019 the Board of Directors decided to pay off these corporate bonds for a face value of pesos 1,229,518,000 and pesos 501,861,000, respectively, equivalent to the amount of purchases made as those dates.

As of the date of issuance of these condensed consolidated interim financial statements the Bank made purchases of this issuance for a face value of pesos 511,495,000, with a remaining outstanding face value of pesos 2,377,696,000.

(3)  On April 9, 2018, under the Global Program mention on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

In addition, on October 16, 2019 and January 29, 2020, the Board of Directors decided to pay off these corporate bonds for a face value of pesos 750,500,000 and pesos 44,000,000, respectively.

On April 9, 2021, the Bank cancelled the total principal and interest for a face value of 2,413,000,000.

The Shareholder´s Meeting held on April 27, 2018, resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determinated by the Board of Directors in due time. During the meeting held on April 10, 2019 the Board of Directors decided to use the maximum amount of the Global Program for the Issuance of Corporate Bonds approved on April 27, 2018, i.e., U$S 1,000,000,000 (one billon US dollars) or an equal amount in other currencies or value units, for the issuance of Corporate Bonds under CNV frequent issuers system.

36.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off balance sheet transactions as of June 30, 2021 and December 31, 2020:

Item	06/30/2021	12/31/2020
Custody of government and private securities and other assets held by third parties	236,313,953	231,133,104
Preferred and other collaterals received from customers (1)	86,634,282	105,867,606
Outstanding checks not yet paid	10,439,321	9,444,643
Checks already deposited and pending clearance	8,188,941	4,785,972

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

37.	TAX AND OTHER CLAIMS

37.1.	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	Ex-officio turnover tax assessments in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

37.2.	Other claims

In addition, before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the CNACAF for continuing with the proceedings.

Moreover, the Bank is also subject to three class actions initiated by consumers’ associations for the same purpose, all of them currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008. Regarding the actions mentioned in a) and b), on February 1, 2021, an agreement was reached and filed for court-approval effects. On such agreement, the Bank assumed to reimburse to its clients and former clients under the agreement, the 75% (seventy five percent) of the difference between the premium collected for life insurance over the debt balance of several products, and the amount that results for applying 2.45 per thousand on the assured amounts for the period between May 2, 2004, and July 31, 2011, both included, plus interest at the current rate of Banco de la Nación Argentina until the final approval of the agreement. On March 16, 2021, the agreement was approved by the Court. On April 8, 2021, the Bank completed the first stage of the approved agreement, while the rest of it will be fulfilled between May and November 2021.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Furthermore, in other case the Bank was challenged for charging credit card users until December 2014 a commission for “purchase limit excess” that consisted of a percentage over the purchase limit excess amount. It was styled “User and Consumer Union et. al v. Banco Macro SA on summary proceedings” [Unión de Usuarios y Consumidores y otro c/ Banco Macro SA s/ Sumarísimo], file No. 31958/2010, pending with Commercial Court No. 1 in and for the CABA, Clerk’s Office No 1. On 03/15/2019 a court order was passed against the Bank from a trial court that ordered the reimbursement for all the collected amounts plus VAT and interest. Although this court decision was appealed, the Entity understands that there is a low probability that a favorable ruling shall be obtained from the trial court, as the Entity became aware of that the Court of Appeals approved related actions against other two banks, an agreement was reached and filed for court-approval effects on 11/03/2020. On such agreement, the Bank compromised to reimburse to credit card users for the period from August 2007 to December 2014, the amounts collected over the abovementioned concepts plus VAT over such commissions and interest calculated at the average current rate for Documents transactions in force at the Banco de la Nación Argentina. On August 26, 2020, the agreement was approved by the judge. On October 28, 2020, the first stage of the agreement was fulfilled while the second stage will be fulfilled in the next 12 months.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

38.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through Communiqué “A” 6464, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, as established by BCRA Communiqué “A” 6768, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions assesses the potential effects of the application of IFRS according to Communiqué “A” 6430 (section 5.5 IFRS 9 “Impairment”), the reduction of the lower loss allowances and a higher computable equity (RPC, for its acronym in Spanish) as a consequence of the application of Communiqué “A” 6946 section 2, as amended, for payroll financing to microenterprises and the restatement of financial statements according to Communiqué “A” 6651 in accordance with accounting standards established by Communiqué “A” 6847 and the guidelines to apply the restatement procedures established by Communiqué “A” 6849.

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which was created a special reserve, and its balance as of June 30, 2021 was 9,122,405 (nominal value: 3,475,669).

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

In addition, through Communiqué “A” 7312, the BCRA established the suspension of earning distribution of financial entities up to December 31, 2021.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

c)	Pursuant to CNV General Resolution No. 622, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the Legal earnings retained or a combination of any of these applications.

In compliance with the abovementioned the General regular and Extraordinary Shareholders’ Meeting of Banco Macro SA held on April 30, 2021 and taking into account that at the end of the fiscal year ended December 31, 2020, the Bank had negative unappropriated retained earnings for 50,602,847 and personal property tax on business corporation for 311,944, decided to apply them as follows (figures stated in terms of purchasing power as of December 31, 2020):

a)            30,268,993 to the net income for the fiscal year 2020;

b)            442 to the voluntary reserve; and

c)            20,645,356 to the voluntary reserve for future distributions of earnings.

In addition, the abovementioned Shareholders’ Meeting resolved to distribute cash dividends which is described in note 28.

39.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institution, Banco Macro SA is governed by the Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA and, is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines). Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in note 41 to the consolidated financial statements as of December 31, 2020, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of June 2021, together with the integration thereof (computable equity) as of the end of such month:

Description	06/30/2021
Minimum capital requirements	45,224,407
Computable equity	212,201,943
Capital surplus	166,977,536

40.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

During the second half of 2019, in a political context of federal general elections which gave rise to a change in the federal authorities, a significant volatile period began for the market values of government and private financial instrument and a process of rescheduling maturities and swaps of certain government debt instruments started. In addition, material increases were observed in the country risk and in the exchange rate between the Argentinian peso and US dollar.

During 2020, among other regulations, relevant modifications to the tax regulation system were introduced, including changes in the income tax, withholdings related to foreign exchange transactions and for the acquisition of foreign currency for hoarding purposes, and were also established material restrictions to the exchange market access.

At the same time, the government’s debt restructuring process continued under domestic and foreign legislation which includes the undergoing negotiation with the International Monetary Funds.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless otherwise expressly stated)

Particularly, regarding to the price of Us dollar, since the end of 2019, the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, began to widen around 80% as of the date of issuance of these condensed consolidated interim financial statements.

Although, at the end of issuance of these condensed consolidated interim financial statements certain volatility levels abovementioned have been decreased, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, and also considering the effect mentioned in note 41, mainly related to the level of the global economic recovery.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future financial statements.

41.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.

Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the "social, preventive and compulsory isolation" which, after several extends and amendments, which as of the date of issuance of these condensed consolidated interim financial statements, is still effective in some urban agglomerations and some communes of the Argentinian provinces, while in other cities it was making flexible into “social, preventive and compulsory distancing”.

Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the financial institutions, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, as explained in note 38, the distribution of dividends of the finance institutions was suspended until December 31, 2021.

In addition, in the mandatory quarantine context, the BCRA ruled that financial institutions would not be able to open their branches for public service during that period and should continue to provide services to users remotely. They could also trade with each other and their clients in the exchange market remotely. During quarantine, remote trading of stock exchanges and capital markets authorized by the CNV, by the custodians and capital market agents registered with the CNV was admitted.

In view of the extension of mandatory quarantine, the BCRA then decided that financial institutions would open their branches from Friday, April 3, 2020 for public attention through previous appointments obtained by the Bank's website.

The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social isolation measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and a good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them.

Considering the size of the abovementioned situation, the Bank's Management estimates that this situation could have an impact on its operations and the financial situation and the profit or loss of the Bank, which are under analysis, and will ultimately depend on the extent and duration of the health emergency and the success of the measures taken and taken in the future.

42.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed consolidated interim financial statements.

43.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

- 60 -	Jorge Pablo Brito Vice Chairman

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

COMMERCIAL	06/30/2021	12/31/2020
In normal situation	69,511,035	91,193,586
With senior “A” collateral and counter-collateral	5,765,668	4,250,562
With senior “B” collateral and counter-collateral	11,138,216	12,157,675
Without senior collateral or counter-collateral	52,607,151	74,785,349

Subject to special monitoring	2,805,767	3,756,906
In observation
With senior “A” collateral and counter-collateral		424
With senior “B” collateral and counter-collateral	1,953,034	2,669,701
Without senior collateral or counter-collateral	852,733	764,583
In negotiation or with financing agreements
With senior “B” collateral and counter-collateral		170,543
Without senior collateral or counter-collateral		151,655
Troubled	27,673	103,334
With senior “B” collateral and counter-collateral	6,246
Without senior collateral or counter-collateral	21,427	103,334

With high risk of insolvency	102,488	106,727
With senior “B” collateral and counter-collateral	88,002	98,051
Without senior collateral or counter-collateral	14,486	8,676

Irrecoverable	684,564	654,026
With senior “A” collateral and counter-collateral	60,407	66,545
With senior “B” collateral and counter-collateral	483,531	532,684
Without senior collateral or counter-collateral	140,626	54,797
Subtotal Commercial	73,131,527	95,814,579

- 61 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT B
(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Consumer and mortgage	06/30/2021	12/31/2020
Performing	205,269,392	241,196,061
With senior “A” collateral and counter-collateral	14,667,892	24,541,513
With senior “B” collateral and counter-collateral	17,566,842	20,507,499
Without senior collateral or counter-collateral	173,034,658	196,147,049
Low risk	3,172,714	93,226
With senior “A” collateral and counter-collateral	208,922	6,272
With senior “B” collateral and counter-collateral	139,703	69
Without senior collateral or counter-collateral	2,824,089	86,885
Low risk - in special treatment	12,363	13,207
With senior “A” collateral and counter-collateral	147
Without senior collateral or counter-collateral	12,216	13,207
Medium risk	1,308,302	269,103
With senior “A” collateral and counter-collateral	215,393	5,688
With senior “B” collateral and counter-collateral	34,960	37,629
Without senior collateral or counter-collateral	1,057,949	225,786
High risk	1,812,483	469,078
With senior “A” collateral and counter-collateral	141,336	26,239
With senior “B” collateral and counter-collateral	95,080	59,325
Without senior collateral or counter-collateral	1,576,067	383,514
Irrecuperable	867,503	1,027,669
With senior “A” collateral and counter-collateral	9,859	14,073
With senior “B” collateral and counter-collateral	229,944	300,540
Without senior collateral or counter-collateral	627,700	713,056
Subtotal consumer and mortgage	212,442,757	243,068,344
Total	285,574,284	338,882,923

- 62 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT B
(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim statement of financial position is listed.

	06/30/2021	12/31/2020
Loans and other financing	272,545,828	322,493,047
Added:
Allowances for loans and other financing	10,194,476	12,560,768
Adjustment amortized cost and fair value	227,529	169,289
Debt securities of financial trust - Measured at amortized cost	75,777	208,905
Corporate bonds	200,675	457,861
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(73,254)	(73,068)
Guarantees provided and contingent liabilities	2,403,253	3,066,121
Total computable items	285,574,284	338,882,923

- 63 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Number of customers	06/30/2021		12/31/2020
	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	22,415,847	7.85	37,853,753	11.17
50 next largest customers	25,348,701	8.88	29,463,040	8.69
100 next largest customers	16,295,648	5.71	17,115,435	5.05
Other customers	221,514,088	77.56	254,450,695	75.09

Total (1)	285,574,284	100.00	338,882,923	100.00

(1) See reconciliation in Exhibit B

- 64 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM
AS OF JUNE 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Item	Matured	Remaining terms to maturity						Total
		Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Non-financial government sector		911,657	682,813	629,935	1,025,019	1,707,924		4,957,348
Financial sector		338,920	10,569	17,616	1,035,282	613,637	110,905	2,126,929
Non-financial private sector and foreign residents	2,705,455	101,102,736	37,746,004	34,438,093	45,598,618	57,507,549	91,423,335	370,521,790
Total	2,705,455	102,353,313	38,439,386	35,085,644	47,658,919	59,829,110	91,534,240	377,606,067

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Item	Matured	Remaining terms to maturity						Total
		Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Non-financial government sector		300,857	889,539	904,997	1,632,602	2,807,529	595,523	7,131,047
Financial sector		91,692	458,821	679,870	421,382	1,260,402		2,912,167
Non-financial private sector and foreign residents	1,641,312	118,514,119	38,541,011	52,565,609	62,048,081	58,986,885	95,988,333	428,285,350
Total	1,641,312	118,906,668	39,889,371	54,150,476	64,102,065	63,054,816	96,583,856	438,328,564

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

- 65 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF JUNE 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Original value at	Total life			Depreciation for the period				Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the period	At the end	end of the period
Cost
Real property	38,192,383	50	395,541		3,127,733	4	393,749	3,521,478	35,066,446
Furniture and facilities	5,001,300	10	242,099	1,205	2,262,359	407	232,872	2,494,824	2,747,370
Machinery and equipment	6,882,991	5	383,582	38,574	4,333,266	3,069	536,746	4,866,943	2,361,056
Vehicles	1,072,916	5	54,569	59,038	878,859	51,408	45,340	872,791	195,656
Other	3,377				3,345		9	3,354	23
Work in progress	1,050,867		1,020,426	570,014					1,501,279
Right of use real property (1)	2,601,838	5	357,242	13,677	1,129,649	9,483	324,934	1,445,100	1,500,303
Total property, plant and equipment	54,805,672		2,453,459	682,508	11,735,211	64,371	1,533,650	13,204,490	43,372,133

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Original value at	Total life			Depreciation for the fiscal year				Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	end of the fiscal year
Cost
Real property	37,374,182	50	849,817	31,616	2,368,630	15,158	774,261	3,127,733	35,064,650
Furniture and facilities	4,615,509	10	386,771	980	1,798,584	34	463,809	2,262,359	2,738,941
Machinery and equipment	6,092,935	5	790,189	133	3,238,731	56	1,092,377	4,331,052	2,551,939
Vehicles	1,050,188	5	101,440	78,712	857,722	73,094	94,231	878,859	194,057
Other	3,342		35		3,319		26	3,345	32
Work in progress	1,490,377		582,916	1,022,426					1,050,867
Right of use real property	2,087,024	5	662,338	147,524	516,778	41,931	654,168	1,129,015	1,472,823
Total property, plant and equipment	52,713,557		3,373,506	1,281,391	8,783,764	130,273	3,078,872	11,732,363	43,073,309

(1)	During the fiscal year 2021, this item observed transfers from intangible assets.

- 66 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT F
(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF JUNE 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Original Value at	Useful life			Depreciation for the period				Residual value at
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the period	At the end	the end of the period
Cost
Rented properties	275,988	50			45,311		1,542	46,853	229,135
Other investment properties	1,061,350	50	2,326	21,908	63,628	3,222	7,268	67,674	974,094
Total investment property	1,337,338		2,326	21,908	108,939	3,222	8,810	114,527	1,203,229

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Original Value at	Useful life			Depreciation for the fiscal year				Residual value at the end of
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	the fiscal year
Cost
Rented properties	275,987	50	1		42,227		3,084	45,311	230,677
Other investment properties	1,051,450	50	87,980	78,080	48,667	10	14,971	63,628	997,722
Total investment property (1)	1,327,437		87,981	78,080	90,894	10	18,055	108,939	1,228,399

(1) During the fiscal year 2020, this item observed transfers to and from property, plant and equipment.

- 67 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF JUNE 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Original Value at	Useful life			Depreciation for the period				Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the period	At the end	end of the period
Cost
Licenses	3,445,772	5	471,459	13,332	1,787,817	608	373,538	2,160,747	1,743,152
Other intangible assets (1)	10,815,242	5	1,113,194		6,076,864	2	947,359	7,024,221	4,904,215
Total intangible assets	14,261,014		1,584,653	13,332	7,864,681	610	1,320,897	9,184,968	6,647,367

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Original Value at	Useful life			Depreciation for the fiscal year				Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	end of the fiscal year
Cost
Licenses	2,788,167	5	657,605		1,142,931	1	644,592	1,787,522	1,658,250
Other intangible assets	8,700,748	5	2,115,988	1,494	4,302,615	1,493	1,775,742	6,076,864	4,738,378
Total intangible assets	11,488,915		2,773,593	1,494	5,445,546	1,494	2,420,334	7,864,386	6,396,628

(1) During the fiscal year 2021, this item was transferred to Property, Plant and equipment.

- 68 -	Jorge Pablo Brito Vice Chairperson

            EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	06/30/2021		12/31/2020
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	38,387,065	7.80	117,304,161	19.15
50 next largest customers	29,631,122	6.02	57,754,254	9.43
100 next largest customers	20,186,990	4.10	26,195,154	4.28
Other customers	404,103,676	82.08	411,258,422	67.14
Total	492,308,853	100.00	612,511,991	100.00

- 69 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF JUNE 30, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	442,470,719	46,468,092	6,667,438	1,080,556	11,607	2,539	496,700,951
From the non-financial government sector	48,766,130	2,314,673	881,017	2,187			51,964,007
From the financial sector	719,603						719,603
From the non-financial private sector and foreign residents	392,984,986	44,153,419	5,786,421	1,078,369	11,607	2,539	444,017,341
Liabilities at fair value through profit or loss	11,599						11,599
Derivative instruments			1,700				1,700
Repo transactions	276,548						276,548
Other financial institutions	276,548						276,548
Other Financial Liabilities	38,801,972	283,312	149,620	242,121	348,375	545,781	40,371,181
Financing received from the Central Bank of Argentina and other financial institutions	194,870	267,878	219,835	31,774	14,042		728,399
Issued corporate bonds			208,048	2,585,744			2,793,792
Subordinated corporate bonds			1,292,310	1,421,159	2,842,317	48,238,790	53,794,576

Total	481,755,708	47,019,282	8,538,951	5,361,354	3,216,341	48,787,110	594,678,746

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

- 70 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	551,301,782	56,455,722	6,995,250	3,791,585	43,622	2,741	618,590,702
From the non-financial government sector	85,061,780	6,966,749	1,130,393	2,667			93,161,589
From the financial sector	872,778						872,778
From the non-financial private sector and foreign residents	465,367,224	49,488,973	5,864,857	3,788,918	43,622	2,741	524,556,335
Derivative instruments	52	236					288
Repo transactions	777,499						777,499
Other financial institutions	777,499						777,499
Other Financial Liabilities	60,000,802	167,526	157,713	397,528	331,596	644,611	61,699,776
Financing received from the Central Bank of Argentina and other financial institutions	525,662	249,986	255,754	101,141	50,246	7,174	1,189,963
Issued corporate bonds	262,362		3,461,582	260,735	3,240,567		7,225,246
Subordinated corporate bonds			1,423,631	1,423,632	3,131,145	54,706,254	60,684,662

Total	612,868,159	56,873,470	12,293,930	5,974,621	6,797,176	55,360,780	750,168,136

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

- 71 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF JUNE 30, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated for
Item	fiscal year	Increases	Reversals	Charge off	provisions	06/30/2021
Provisions for eventual commitments	21,564	182		1,055	(4,506)	16,185
For Administrative, disciplinary and criminal penalties	900	34,566		34,033	(215)	1,218
Other	1,612,422	623,174		975,482	(314,055)	946,059
Total Provisions	1,634,886	657,922		1,010,570	(318,776)	963,462

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated for
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2020
Provisions for eventual commitments	29,469	9,866		10,052	(7,719)	21,564
For Administrative, disciplinary and criminal penalties	1,224				(324)	900
Other	2,483,379	1,406,154	10	1,580,476	(696,625)	1,612,422
Total Provisions	2,514,072	1,416,020	10	1,590,528	(704,668)	1,634,886

- 72 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	06/30/2021
	Total parent company and local	Total per currency				12/31/2020
Item	branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	112,529,777	111,813,366	518,174	23,052	175,185	132,493,616
Debt securities at fair value through profit or loss	768,607	768,607				7,466
Other financial assets	5,461,801	5,461,801				6,237,690
Loans and other financing	19,550,538	19,533,227	17,311			29,189,112
Other financial institutions						26,606
From the non-financial private sector and foreign residents	19,550,538	19,533,227	17,311			29,162,506
Other debt securities	5,607,762	5,607,762				7,381,983
Financial assets delivered as guarantee	1,933,564	1,926,748	6,816			2,283,883
Equity Instruments at fair value through profit or loss	13,335	13,335				14,571
Total assets	145,865,384	145,124,846	542,301	23,052	175,185	177,608,321
Liabilities
Deposits	87,968,378	87,968,312	66			96,625,502
Non-financial government sector	5,342,156	5,342,156				5,261,720
Financial sector	659,413	659,413				719,227
Non-financial private sector and foreign residents	81,966,809	81,966,743	66			90,644,555
Other financial liabilities	7,037,505	6,747,791	276,888		12,826	23,121,210
Financing from Central Bank and other financial Institutions	610,066	592,658	17,354		54	588,541
Subordinated corporate bonds	39,093,191	39,093,191				42,986,620
Other non-financial liabilities	21,678	21,678				25,457
Total liabilities	134,730,818	134,423,630	294,308		12,880	163,347,330

- 73 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
For measurement of financial assets at fair value through profit or loss
Gain from government securities	4,839,387	9,324,511	3,028,184	5,131,463
Gain from private securities	443,280	623,485	153,442	511,581
Gain from derivative financial instruments
Forward transactions			28,574	85,569
(Loss) / Gain from other financial assets	(3,068)	(16,361)	17,396	8,591
(Loss) / Gain from equity instruments at fair value through profit or loss	(19,205)	422,806	122,136	265,221
Gain / (Loss) from sales or decreases of financial assets at fair value (1)	26,534	(6,383)	59,004	11,217
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forward transactions	(5,353)	(5,353)
Total	5,281,575	10,342,705	3,408,736	6,013,642

(1)	Includes reclassifications of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

- 74 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT Q
(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Net financial Income/(Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Interest income
for cash and bank deposits	2,906	5,822	21,199	117,620
for government securities	1,301,418	3,936,041	1,632,221	4,327,607
for debt securities	64,995	179,480	520,459	1,444,575
for loans and other financing
Non-financial public sector	407,815	920,033	933,977	2,273,804
Financial sector	132,464	318,891	375,490	774,166
Non-financial private sector
Overdrafts	1,455,350	3,337,976	3,947,107	9,915,706
Documents	1,639,706	3,175,212	1,371,086	3,385,740
Mortgage loans	3,395,475	6,783,784	2,239,626	5,084,143
Pledge loans	145,487	268,252	144,736	313,382
Personal loans	9,897,620	20,156,534	10,473,230	21,011,584
Credit cards	2,880,023	5,892,063	3,425,277	7,755,524
Financial leases	15,683	39,906	17,092	52,642
Other	3,158,310	7,014,145	4,158,898	7,312,742
for repo transactions
Central Bank of Argentina	1,343,123	3,648,604	2,200,817	2,710,473
Other financial institutions	15,910	31,914	1,405	67,598
Total	25,856,285	55,708,657	31,462,620	66,547,306
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(78,959)	(885,162)	(167,234)	(357,675)
Saving accounts	(280,341)	(536,293)	(184,803)	(415,422)
Time deposits and investments accounts	(17,464,361)	(38,754,915)	(12,656,714)	(26,094,873)
for Financing received from Central Bank of Argentina and other financial institutions	(43,478)	(91,830)	(21,072)	(56,029)
for repo transactions
Other financial institutions	(66,966)	(127,455)	(30,277)	(134,100)
for other financial liabilities	(4,048)	(10,006)	(17,441)	(50,740)
Issued corporate bonds	(132,267)	(523,165)	(539,018)	(989,847)
for subordinated corporate bonds	(698,642)	(1,435,902)	(747,765)	(1,473,104)
Total	(18,769,062)	(42,364,728)	(14,364,324)	(29,571,790)

- 75 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT Q
(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Income for the period		Other comprehensive income		Income for the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
From debt government securities	18,395,061	38,577,378	(90,008)	261,929	13,003,356	26,840,573	1,366,276	(705,490)
Total	18,395,061	38,577,378	(90,008)	261,929	13,003,356	26,840,573	1,366,276	(705,490)

	Income for the period
Items	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Commissions income
Commissions related to obligations	4,214,645	8,091,935	3,966,635	8,139,021
Commissions related to credits	39,187	64,015	121,625	146,727
Commissions related to loans commitments and financial guarantees	1,122	1,336	280	489
Commissions related to securities value	129,507	272,516	151,938	286,252
Commissions for credit cards	2,408,814	4,952,962	2,625,088	5,370,616
Commissions for insurances	468,755	946,997	502,884	991,335
Commissions related to trading and foreign exchange transactions	179,889	355,577	163,844	301,667
Total	7,441,919	14,685,338	7,532,294	15,236,107
Commissions expenses
Commissions related to trading and foreign exchange transactions	(17,186)	(30,207)	(40,334)	(73,524)
Other
Commissions paid ATM exchange	(448,347)	(907,705)	(328,230)	(746,475)
Checkbooks commissions and compensating cameras	(130,249)	(250,831)	(122,165)	(252,958)
Commissions credit cards and foreign trade	(81,931)	(154,605)	(59,574)	(167,801)
Total	(677,713)	(1,343,348)	(550,303)	(1,240,758)

- 76 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF JUNE 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

		Movements between stages of period
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	06/30/2021
Other financial assets	23,721	2,087			(4,961)	20,847
Loans and other financing	12,560,768	(2,506,712)	906,750	1,757,278	(2,523,608)	10,194,476
Other financial institutions	20,819	(7,210)			(3,848)	9,761
To the non-financial private sector and foreign residents
Overdrafts	859,393	13,318	234,134	(516,224)	(130,412)	460,209
Documents	670,011	(22,627)	(21,319)	8,199	(124,982)	509,282
Mortgage loans	943,629	(27,164)	91,880	38,483	(200,658)	846,170
Pledge loans	168,367	11,599	(11,272)	23,952	(35,538)	157,108
Personal loans	3,566,400	(370,188)	908,326	855,052	(821,709)	4,137,881
Credit cards	4,247,078	(1,597,818)	(369,121)	1,022,863	(815,992)	2,487,010
Financial leases	12,592	853	430	(4,612)	(2,240)	7,023
Other	2,072,479	(507,475)	73,692	329,565	(388,229)	1,580,032
Eventual commitments	21,564	(188)	(530)		(4,661)	16,185
Other debt securities	1,683	(761)			(246)	676
Total of allowances	12,607,736	(2,505,574)	906,220	1,757,278	(2,533,476)	10,232,184

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

		Movements between stages of the fiscal year
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	12/31/2020
Other financial assets	17,585	14,184			(8,048)	23,721
Loans and other financing	8,649,831	5,272,238	2,523,653	(598,286)	(3,286,668)	12,560,768
Other financial institutions	47,087	(16,357)			(9,911)	20,819
To the non-financial private sector and foreign residents
Overdrafts	1,316,744	17,039	1,582	(26,954)	(449,018)	859,393
Documents	626,667	173,801	105,705	(38,823)	(197,339)	670,011
Mortgage loans	653,538	131,583	378,483	4,923	(224,898)	943,629
Pledge loans	220,184	30,847	8,992	(21,617)	(70,039)	168,367
Personal loans	3,134,887	1,145,448	625,984	(294,605)	(1,045,314)	3,566,400
Credit cards	1,353,095	2,712,340	1,007,702	(92,146)	(733,913)	4,247,078
Financial leases	9,130	(2,439)	(989)	9,685	(2,795)	12,592
Other	1,288,499	1,079,976	396,194	(138,749)	(553,441)	2,072,479
Eventual commitments	29,469	6,665	(6,818)	437	(8,189)	21,564
Other debts securities	3,305	333			(1,955)	1,683
Total of allowances	8,700,190	5,293,420	2,516,835	(597,849)	(3,304,860)	12,607,736

- 77 -	Jorge Pablo Brito Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	06/30/2021	12/31/2020
ASSETS
Cash and Deposits in Banks	8		140,561,991	143,492,988
Cash			21,370,642	31,859,637
Central Bank of Argentina			77,411,304	62,655,817
Other Local and Foreign Entities			41,774,058	48,970,939
Other			5,987	6,595
Debt Securities at fair value through profit or loss	8	A	60,093,724	66,655,728
Derivative Financial Instruments	8		3,640	9,064
Repo transactions	8		13,051,632	50,366,721
Other financial assets	5, 6 and 8	R	12,975,218	20,455,779
Loans and other financing	6 and 8	B, C, D and R	272,650,001	322,577,439
Non-financial Public Sector			3,654,025	4,530,232
Other Financial Entities			1,548,635	2,284,216
Non-financial Private Sector and Foreign Residents			267,447,341	315,762,991
Other Debt Securities	8	A and R	227,579,079	255,832,260
Financial Assets delivered as guarantee	8 and 27		14,343,683	17,809,838
Equity Instruments at fair value through profit or loss	7 and 8	A	2,086,754	2,084,006
Investment in subsidiaries, associates and joint arrangements	9		5,926,678	5,926,246
Property, plant and equipment		F	43,337,326	43,039,201
Intangible Assets		G	6,645,456	6,394,438
Other Non-financial Assets	10		2,226,225	2,474,688
Non-current assets held for sale			2,746,236	2,770,475
TOTAL ASSETS			804,227,643	939,888,871

- 78 -	Jorge Pablo Brito Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	06/30/2021	12/31/2020
LIABILITIES
Deposits	8	H and I	489,940,298	607,949,389
Non-financial Public Sector			51,604,518	92,195,398
Financial Sector			719,603	872,778
Non-financial Private Sector and Foreign Residents			437,616,177	514,881,213
Derivative Financial Instruments	8	I	1,700	288
Repo Transactions	8	I	275,381	775,221
Other Financial Liabilities	8 and 12	I	36,283,007	41,645,336
Financing received from the Central Bank of Argentina and other financial entities	8	I	708,860	1,151,580
Issued Corporate Bonds	8 and 32	I	2,431,593	6,174,607
Current Income Tax Liabilities			1,532,559	6,252,088
Subordinated Corporate Bonds	8 and 32	I	39,093,191	42,986,620
Provisions	13	J and R	963,462	1,634,886
Deferred Income Tax Liabilities	17		9,056,920	7,884,460
Other Non-financial Liabilities	14		41,445,891	37,855,423
TOTAL LIABILITIES			621,732,862	754,309,898
SHAREHOLDERS´EQUITY
Capital Stock	25	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			66,364,319	66,364,319
Earnings Reserved			101,150,253	137,626,823
Unappropriated Retained Earnings			(7,406,399)	(63,428,906)
Other Comprehensive Income accumulated	3		2,273,441	1,408,308
Net Income for the period/ fiscal year			7,043,973	30,539,235
TOTAL SHAREHOLDERS´EQUITY			182,494,781	185,578,973
TOTAL SHAREHOLDERS´EQUITY AND LIABILITIES			804,227,643	939,888,871

The notes 1 to 40 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

- 79 -	Jorge Pablo Brito Vice Chairperson

CONDENSED SEPARATE STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Items	Notes	Exhibits	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Interest income		Q	44,199,966	94,181,959	44,352,768	93,233,361
Interest expense		Q	(18,770,378)	(42,368,225)	(14,364,324)	(29,571,790)
Net Interest income			25,429,588	51,813,734	29,988,444	63,661,571

Commissions income	18	Q	7,369,393	14,517,907	7,428,957	15,033,960
Commissions expense		Q	(620,591)	(1,237,261)	(540,628)	(1,226,060)
Net Commissions income			6,748,802	13,280,646	6,888,329	13,807,900
Subtotal (Net Interest income plus Net Commissions income)			32,178,390	65,094,380	36,876,773	77,469,471

Loss from measurement of financial instruments at fair value through profit or loss		Q	5,090,733	10,090,588	3,386,700	5,784,354
Profit from sold or derecognized assets at amortized cost			61,176	127,330	28,141	1,377,422
Differences in quoted prices of gold and foreign currency	19		631,773	1,902,990	1,112,419	1,919,419
Other operating income	20		1,061,088	2,561,709	1,399,893	2,977,616
Allowances for loan losses			(213,463)	(213,463)	(3,532,650)	(4,896,088)
Net Operating Income			38,809,697	79,563,534	39,271,276	84,632,194

Employee benefits	21		(8,264,184)	(16,180,125)	(8,511,404)	(15,845,424)
Administrative expenses	22		(3,827,349)	(7,560,604)	(4,301,264)	(8,474,160)
Depreciation and amortization of fixed assets		F and G	(1,427,617)	(2,849,421)	(1,375,717)	(2,691,432)
Other Operating Expenses	23		(6,213,530)	(13,217,256)	(6,102,936)	(12,920,126)
Operating Income			19,077,017	39,756,128	18,979,955	44,701,052

Income from subsidiaries, associates and joint arrangements	9		163,498	299,840	179,218	348,574
Loss on net monetary position			(13,403,454)	(29,295,733)	(6,151,719)	(15,216,297)
Income before tax on continuing operations			5,837,061	10,760,235	13,007,454	29,833,329

Income tax on continuing operations	17.b)		(1,220,025)	(3,716,262)	(3,846,993)	(10,016,586)

Net Income from continuing operations			4,617,036	7,043,973	9,160,461	19,816,743
Net Income for the period			4,617,036	7,043,973	9,160,461	19,816,743

- 80 -	Jorge Pablo Brito Vice Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Items	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Net Profit attributable to Parent’s shareholders	4,617,036	7,043,973	9,160,461	19,816,743
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	4,617,036	7,043,973	9,160,461	19,816,743
Weighted average of outstanding common shares for the period	639,413	639,413	639,413	639,413
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the period adjusted as per dilution effect	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	7.2207	11.0163	14.3264	30.9921

- 81 -	Jorge Pablo Brito Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Items	Notes		Exhibits	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Net Income for the period				4,617,036	7,043,973	9,160,461	19,816,743
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion				(200,273)	(307,563)	116,743	105,520
Foreign currency translation differences of the period				(200,273)	(307,563)	116,743	105,520
Profit or losses for financial instruments measured at fair value through OCI (IFRS 9(4.1.2)(a))				412,986	1,281,835	1,056,406	257,302
Profit or losses for the period financial instruments at fair value through OCI			Q	(90,247)	371,068	1,173,764	(602,246)
Adjustment for reclassification of period				743,374	1,451,823	331,573	965,505
Income tax	17.	b)		(240,141)	(541,056)	(448,931)	(105,957)
Interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method				125	(109,139)	192,927	(103,320)
Income/ (losses) for the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method				125	(109,139)	192,927	(103,320)
Total Other Comprehensive Income that will be reclassified to profit or loss for the period				212,838	865,133	1,366,076	259,502
Total Other Comprehensive Income				212,838	865,133	1,366,076	259,502

Total Comprehensive Income				4,829,874	7,909,106	10,526,537	20,076,245

The notes 1 to 40 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

- 82 -	Jorge Pablo Brito Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Changes	Notes	Capital stock	Non-capital Contributions	Adjustments to Shareholders’ Equity	Other Comprehensive Income		Earnings Reserved		Unappropriated Retained Earnings (1)	Total Equity
		Outstanding shares	Additional paid-in capital		Accumulative foreign currency translation difference in financial statements conversion	Other (1)	Legal	Other
Restated amount at the beginning of the fiscal year		639,413	12,429,781	66,364,319	1,134,570	273,738	40,217,417	97,409,406	(32,889,671)	185,578,973
Total comprehensive income for the period
- Net income for the period									7,043,973	7,043,973
- Other comprehensive income for the period					(307,563)	1,172,696				865,133
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2021	35
-Cash dividends								(10,660,756)		(10,660,756)
-Absortion of loss accumulated
Voluntary reserve								(554)	554
Voluntary reserve for future distribution earnings								(25,482,718)	25,482,718
Personal property tax on business corporation								(332,542)		(332,542)
Amount at the end of the period		639,413	12,429,781	66,364,319	827,007	1,446,434	40,217,417	60,932,836	(362,426)	182,494,781

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 38)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Changes	Notes	Capital stock	Non-capital Contributions	Adjustments to Shareholders’ Equity	Other Comprehensive Income		Earnings Reserved		Unappropriated Retained Earnings (1)	Total Equity
		Outstanding shares	Additional paid-in capital		Accumulative foreign currency translation difference in financial statements conversion	Other (1)	Legal	Other
Restated amount at the beginning of the fiscal year		639,413	12,429,781	66,364,319	984,352	(751,483)	26,295,118	67,418,238	5,524,917	178,904,655
Total comprehensive income for the period
- Net income for the period									19,816,743	19,816,743
- Other comprehensive income for the period					105,520	153,982				259,502
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2020
- Legal reserve							13,922,299		(13,922,299)
- Normative reserve								55,031,524	(55,031,524)
- Cash dividends								(19,941,900)		(19,941,900)
Amount at the end of the period		639,413	12,429,781	66,364,319	1,089,872	(597,501)	40,217,417	102,507,862	(43,612,163)	179,039,000

(1) Amounts at the beginning of the fiscal year were adjusted in accordance with Communication “A” 7211. See also Note 3 to the condensed consolidated interim financial statements section “New standards adopted in the fiscal year”.

The notes 1 to 40 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

- 83 -	Jorge Pablo Brito Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Items	Notes	06/30/2021	06/30/2020
Cash flows from operating activities
Income for the period before Income Tax		10,760,235	29,833,329
Adjustment for the total monetary effect of the period		29,295,733	15,216,297
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		2,849,421	2,691,432
Allowance for loan losses		213,463	4,896,088
Difference in quoted prices of foreign currency		(8,918,983)	(8,912,115)
Other adjustments		21,494,077	12,120,390
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit and loss		10,597,167	(8,964,549)
Derivative financial instruments		5,424	61,025
Repo transactions		37,315,089	(101,398,381)
Loans and other financing
Non-financial public sector		876,207	1,261,432
Other financial entities		735,581	3,460,292
Non-financial private sector and foreign residents		47,999,559	25,141,206
Other debt securities		(10,508,295)	(29,108,047)
Financial assets delivered as guarantee		3,466,155	(2,681,802)
Equity instruments at fair value through profit or loss		(2,748)	202,726
Other assets		7,372,233	(6,851,226)
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		(40,590,880)	59,662,608
Financial sector		(153,175)	(11,148)
Non-financial private sector and foreign residents		(77,265,036)	87,008,171
Derivative financial instruments		1,412	(1,311,340)
Repo transactions		(499,840)	204,254
Other liabilities		(8,036,221)	3,751,507
Payments for Income Tax		(6,220,465)	(5,341,005)
Total cash from operating activities (A)		20,786,113	80,931,144

- 84 -	Jorge Pablo Brito Vice Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Items	Notes	06/30/2021	06/30/2020
Cash flows from investing activities

Payments:
Acquisition of PPE, intangible assets and other assets		(3,061,192)	(2,084,589)
Total cash used in investing activities (B)		(3,061,192)	(2,084,589)
Cash flows from financing activities
Payments:
Non subordinated corporate bonds		(3,177,684)	(1,787,519)
Central Bank of Argentina		-	(14,556)
Financing from local financial entities		(354,184)	(2,140,910)
Subordinated corporate bonds		(1,304,758)	(1,387,485)
Other payments related to financing activities		(299,698)	(354,886)
Total cash used in financing activities (C)		(5,136,324)	(5,685,356)
Effect of exchange rate fluctuations (D)		14,443,366	16,090,173
Monetary effect on cash and cash equivalents (E)		(64,689,273)	(34,689,077)
Net (decrease)/ increase in cash and cash equivalents (A+B+C+D+E)		(37,657,310)	54,562,295
Restated Cash and cash equivalents at the beginning of the fiscal year	24	304,755,011	244,544,692
Cash and cash equivalents at the end of the period	24	267,097,701	299,106,987

The notes 1 to 40 to the condensed separate interim financial statement and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statement.

- 85 -	Jorge Pablo Brito Vice Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA, Macro Fondos SGFCISA and Argenpay SAU.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019.

On July 17, August 26, October 15, 2020, March 4, and May 12, 2021, the Bank made irrevocable capital contributions in advance of future share subscription to the company Play Digital SA, which were accepted for the Extraordinary Shareholder’s Meeting of that company. Additionally, on December 15, 2020, the Extraordinary Shareholder’s Meeting approved a capital stock increase. Thus, the Bank subscribed new shares on December 16, 2020 (see note 1 to the condensed consolidated interim financial statements).

On August 25, 2021, the Bank’s Board of Directors approved the issuance of these condensed separate interim financial statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim financial statements includes a detailed description of the agreements that relate the Bank with the provincial and municipalities governments.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim financial statements of the Bank were prepared in accordance with the accounting framework established by Central Bank of Argentina (BCRA, for its acronym in Spanish), in its Communiqué “A” 6114 as supplementary. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that have affected the preparation of these condensed separate interim financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplementary, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on January 1, 2020 included, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed separate interim financial statements, the Bank is in the process of quantifying the effect of the full application of the mentioned standard.

b)	Additionally, the Bank received on March 12 and 22, 2021 and April 29, 2019 Memorandums from the BCRA, which established specifics guidelines related to the measurement of the Bank’s holding in Prisma Medios de Pago SA as explained in note 7. Considering such guidelines, the Bank adjusted the fair value previously determined. As of the date of issuance of these condensed separate interim financial statements, the Bank is in the process of quantifying the difference over such fair value and the fair value calculated according to IFRS, which could be material.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed separate interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7183. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the condensed consolidated interim financial statements presents further detailed descriptions of the basis for the presentation of such financial statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim financial statements.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed separate interim financial statements continue to be prepared on the going concern basis.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investment in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profits and losses of the entity after the date of acquisition or creation.

Shares in profits and losses of subsidiaries and associates are recognized under “Income / (loss) from associates and joint ventures” in the statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) for the period in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim financial statements, the same are in the process of being transcribed into the Books of Accounts of Banco Macro SA.

Reclassification of financial assets and liabilities – Changes in business model

During July and August 2020, the Bank’s management decided to update the objective related to holdings of Federal Government Treasury Bonds adjusted by CER 2.5% (maturity 07/22/2021) which at the closing date of these condensed separate interim financial statements they were in the Bank’s portfolio. For further information see note 3 section “Reclassification of financial assets and liabilities – Changes in business model” to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

New standards adopted

New standards adopted are described in note 3 to the condensed consolidated interim financial statements.

New pronouncements

New pronouncements are described in note 3 to the condensed consolidated interim financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank. These transactions are detailed in note 4 to the condensed consolidated interim financial statements.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 41 to the consolidated financial statements as of December 31, 2020, already issued.

5.	OTHER FINANCIAL ASSETS

The breakdown of the other financial assets as of June 30, 2021 and December 31, 2020 is as follows:

Description	06/30/2021	12/31/2020
Sundry debtors (see note 7)	7,997,961	8,933,154

Receivables from spot sales of foreign currency pending settlement	4,786,519	10,577,816

Receivables from spot sales of government securities pending settlement	56,235	694,224

Private securities	30,844	32,809

Other	124,506	241,497

Subtotal	12,996,065	20,479,500
Allowances for ECL	(20,847)	(23,721)
Total	12,975,218	20,455,779

Disclosures related to allowance for ECL are detailed in note 6 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

6.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

In note 7 to the condensed consolidated interim financial statements, are detailed the allowances recognized by the Bank under this concept.

In addition, in exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” are also disclosed the Expected Credit Losses (ECL) movements by portfolio and products.

7.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The Bank’s investment in Prisma Medios de Pago SA as of June 30, 2021 and December 31, 2020 is described in note 9 to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

8.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 10 to the condensed consolidated interim financial statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim financial statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of June 30, 2021 and December 31, 2020:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2021
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	60,093,724	59,217,062		876,662
Derivatives financial instruments	3,640	3,640
Other financial assets	30,844			30,844
Equity instruments at fair value through profit or loss	2,086,754	10,745		2,076,009

At fair value through OCI
Other debt Securities	206,633,990	84,133,443	122,500,547

Total	268,848,952	143,364,890	122,500,547	2,983,515

Financial liabilities
At fair value through profit or loss Derivatives i instruments	1,700	1,700
Total	1,700	1,700

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2020
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	66,655,728	66,181,445		474,283
Derivatives financial instruments	9,064		9,064
Other financial assets	32,809			32,809
Equity instruments at fair value through profit or loss	2,084,006	12,191		2,071,815

At fair value through OCI
Other debt Securities	216,833,929	138,396,343	78,437,586
Financial assets delivered as guarantee	871,942	871,942

Total	286,487,478	205,461,921	78,446,650	2,578,907

Financial liabilities
At fair value through profit or loss Derivatives financial instruments	288	288
Total	288	288

Below is the reconciliation between the amounts at the beginning and the end of the period for the financial assets recognized at fair value, categorized as level 3:

	As of June 30, 2021
Description	Debt instruments	Other financial assets	Equity investment at fair value through profit or loss
Amount at the beginning	474,283	32,809	2,071,815
Transfers to Level 3
Transfers for Level 3
Profit and loss	113,819		466,630
Recognition and derecognition	375,270	5,499
Monetary effects	(86,710)	(7,464)	(462,436)

Amount at the end of the period	876,662	30,844	2,076,009

	As of December 31, 2020
Description	Debt instruments	Other financial assets	Equity investment at fair value through profit or loss
Amount at the beginning	1,390,632	39,244	2,604,975
Transfers to Level 3
Transfers for Level 3
Profit and loss	260,413	11,871	167,522
Recognition and derecognition	(992,011)	(8,153)	21,445
Monetary effects	(184,751)	(10,153)	(722,127)

Amount at the end of the fiscal year	474,283	32,809	2,071,815

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

In note 10 to the condensed consolidated interim financial statements, are detailed the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of June 30, 2021 and December 31, 2020, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

Financial assets and liabilities not recognized at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of June 30, 2021 and December 31, 2020:

	06/30/2021
Description	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	140,561,991	140,561,991			140,561,991
Repo transactions	13,051,632	13,051,632			13,051,632
Other financial assets	12,944,374	12,944,374			12,944,374
Loans and other financing	272,650,001			250,778,144	250,778,144
Other debt securities	20,945,089	297,004	20,742,799	81,624	21,121,427
Financial assets delivered as guarantee	14,343,683	14,343,683			14,343,683
Total	474,496,770	181,198,684	20,742,799	250,859,768	452,801,251

Financial liabilities
Deposits	489,940,298	257,863,972		231,946,284	489,810,256
Repo transactions	275,381	275,381			275,381
Other financial liabilities	36,283,007	34,752,536	1,530,229		36,282,765
Financing received from the BCRA and other financial entities	708,860	561,231	143,976		705,207
Issued corporate bonds	2,431,593		2,252,867		2,252,867
Subordinated corporate bonds	39,093,191		32,604,514		32,604,514
Total	568,732,330	293,453,120	36,531,586	231,946,284	561,930,990

	12/31/2020
Description	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	143,492,988	143,492,988			143,492,988
Repo transactions	50,366,721	50,366,721			50,366,721
Other financial assets	20,422,970	20,422,970			20,422,970
Loans and other financing	322,577,439			300,727,499	300,727,499
Other debt securities	38,998,331	13,233,959	27,834,926	185,890	41,254,775
Financial assets delivered as guarantee	16,937,896	16,937,896			16,937,896
Total	592,796,345	244,454,534	27,834,926	300,913,389	573,202,849

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

	12/31/2020
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	607,949,389	300,290,773		307,310,127	607,600,900
Repo transactions	775,221	775,221			775,221
Other financial liabilities	41,645,336	39,975,268	1,668,442		41,643,710
Financing received from the BCRA and other financial entities	1,151,580	405,891	733,673		1,139,564
Issued corporate bonds	6,174,607		5,164,364		5,164,364
Subordinated corporate bonds	42,986,620		36,474,071		36,474,071
Total	700,682,753	341,447,153	44,040,550	307,310,127	692,797,830

9.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests on subsidiaries, associates and joint ventures are disclosed in note 11 to the condensed consolidated interim financial statements.

10.	OTHER NON-FINANCIAL ASSETS

The breakdown of other non-financial assets as of June 30, 2021 and December 31, 2020 is as follows:

Description	06/30/2021	12/31/2020
Advanced prepayments	1,017,982	571,401
Investment property (see Exhibit F)	945,179	968,995
Tax advances	128,904	753,173
Other	134,160	181,119
Total	2,226,225	2,474,688

11.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021,unless expressly stated)

As of June 30, 2021 and December 31, 2020, amount balances related to transactions generated with related parties are as follows:

	As of June 30, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
Assets
Cash and deposit in banks	767							767
Other financial assets			70,026					70,026
Loans and other financing (2)
Overdraft						54,071	560,980	615,051
Credit Cards						64,832	27,317	92,149
Lease							13,730	13,730
Personal loans						1,526		1,526
Mortgage loans						228,741		228,741
Other loans		888,047				7,814	1,111,363	2,007,224
Guarantee granted							852,832	852,832
Total assets	767	888,047	70,026			356,984	2,566,222	3,882,046

Liabilities
Deposits	6	1,363,714	154,553	24,303	52,264	418,309	902,371	2,915,520
Other financial liabilities						160	921	1,081
Other non-financial liabilities							11,341	11,341
Total liabilities	6	1,363,714	154,553	24,303	52,264	418,469	914,633	2,927,942

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of June 30, 2021 for Macro Securities SA, Key management personnel and other related parties amounted to 889,080, 463,639 and 3,876,296, respectively.

	As of December 31, 2020
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
Assets
Cash and deposit in banks	845							845
Repo transaction		961,722						961,722
Other financial assets
Loans and other financing (2)							1,915	1,915
Documents						41,049	509,341	550,390
Overdraft						56,794	6,182	62,976
Lease		1,296					6,546	7,842
Personal loans						14,602		14,602
Mortgage loans						105,489		105,489
Other loans		892,030					476,845	1,368,875
Guarantee granted							1,042,324	1,042,324
Total assets	845	1,855,048				217,934	2,043,153	4,116,980

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

	As of December 31, 2020
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
Liabilities
Deposits	9	841,453	163,691	71,405	54,314	622,487	994,775	2,748,134
Other financial liabilities		19,569				187	10,486	30,242
Other non-financial liabilities							14,316	14,316
Total liabilities	9	861,022	163,691	71,405	54,314	622,674	1,019,577	2,792,692

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of December 31, 2020 for Macro Securities SA, Key management personnel and other related parties amounted to 896,053, 1,237,941 and 5,856,843, respectively.

Profit or loss related to transactions generated during the six-month periods ended June 30, 2021 and 2020 with related parties are as follows:

	As of June 30, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
Income / (loss)
Interest income		1,717				61,325	520,957	583,999
Interest expense		(3,497)			(7,569)	(19,464)	(47,596)	(78,126)
Commissions income		6,256	54		72	5	8,183	14,570
Commissions expense						(11)	(145)	(156)
Other operating income	1	2,826					14	2,841
Administrative expense							(102,061)	(102,061)
Other operating expense							(30,803)	(30,803)
Income / (loss)	1	7,302	54		(7,497)	41,855	348,549	390,264

(1)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

	As of December 31, 2020
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		2,878				58,102	465,730	526,710
Interest expense					(4,263)	(1,838,503)	(34,875)	(1,877,641)
Commissions income		4,512	179		33	36	4,345	9,105
Commissions expense						(150)	(294)	(444)
Income from measurement of financial instruments at fair value through profit or loss							5,206	5,206
Other operating income	3			2			17	22
Allowance for loan losses		(13,500)						(13,500)
Administrative expense							(96,703)	(96,703)
Other operating expense							(61,867)	(61,867)
Income / (loss)	3	(6,110)	179	2	(4,230)	(1,780,515)	281,559	(1,509,112)

(1)	Includes close family members of the key management personnel.

Transactions generated by the Bank with related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2021 and 2020, totaled 227,575 and 155,469, respectively.

In addition, fees received by the Directors as of June 30, 2021 and 2020 amounted to 716,664 and 1,375,921, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	06/30/2021	12/31/2020
Board of Directors	12	13
Senior managers of the key management personnel	11	11
Total	23	24

12.	OTHER FINANCIAL LIABILITIES

The breakdown of other financial liabilities as of June 30, 2021 and December 31, 2020 is as follows:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

Description	06/30/2021	12/31/2020
Credit and debit card settlement - due to merchants	20,363,000	21,560,253
Amounts payable for spot purchases of foreign currency pending settlement	6,632,526	10,589,872
Payment orders pending settlement foreign exchange	2,515,221	3,851,349
Collections and other transactions on account and behalf others	1,682,677	1,771,515
Finance leases liabilities	1,380,708	1,468,018
Amounts payable for spot purchases of government securities pending settlement	1,184,315	546,623
Other	2,524,560	1,857,706
Total	36,283,007	41,645,336

13.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of June 30, 2021 and December 31, 2020.

The expected terms to settle these obligations are detailed in note 15 to the condensed consolidated interim financial statements.

14.	OTHER NON-FINANCIAL LIABILITIES

The breakdown of other non-financial liabilities as of June 30, 2021 and December 31, 2020 is as follows:

Description	06/30/2021	12/31/2020
Dividends payables (see note 35)	26,580,416	20,778,766
Salaries, bonuses and payroll taxes payables	5,552,666	6,053,565
Withholdings	4,527,523	5,164,968
Taxes payables	2,453,286	2,241,287
Miscellaneous payables	1,307,036	1,757,787
Retirement pension payment orders pending settlement	477,993	513,246
Fees payables	65	597,027
Other	546,906	748,777
Total	41,445,891	37,855,423

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

15.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2021 and December 31, 2020:

06/30/2021	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	140,561,991
Debt securities at fair value through profit or loss		51,065,942	9,027,782
Derivative financial instruments		3,640
Repo transactions		13,051,632
Other financial assets	1,179,666	7,139,520	4,656,032
Loans and other financing (1)	741,988	178,058,218	93,849,795
Other debt securities		202,763,811	24,815,268
Financial assets delivered as guarantee	14,036,745	306,938
Equity instruments at fair value through profit or loss	2,086,754
Total assets	158,607,144	452,389,701	132,348,877

Liabilities
Deposits	252,441,885	237,488,964	9,449
Derivative financial instruments		1,700
Repo transactions		275,381
Other financial liabilities		35,389,807	893,200
Financing received from the BCRA and other financial institutions		697,635	11,225
Issued corporate bonds		2,431,593
Subordinated corporate bonds		802,511	38,290,680
Total liabilities	252,441,885	277,087,591	39,204,554

12/31/2020	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	143,492,988
Debt securities at fair value through profit or loss		64,043,002	2,612,726
Derivative financial instruments		9,064
Repo transactions		50,366,721
Other financial assets	1,818,934	13,391,099	5,245,746
Loans and other financing (1)	784,466	223,262,918	98,530,055
Other debt securities		227,684,116	28,148,144
Financial assets delivered as guarantee	16,937,896	871,942
Equity instruments at fair value through profit or loss	2,084,006
Total assets	165,118,290	579,628,862	134,536,671

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

12/31/2020	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	294,391,553	313,530,990	26,846
Derivative financial instruments		288
Repo transactions		775,221
Other financial liabilities		40,671,817	973,519
Financing received from the BCRA and other financial institutions		1,103,241	48,339
Issued corporate bonds		3,194,775	2,979,832
Subordinated corporate bonds		804,947	42,181,673
Total liabilities	294,391,553	360,081,279	46,210,209

(1)	The amounts included in “without due date”, are related to the non-performing portfolio.

16.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 18 to the condensed consolidated interim financial statements.

17.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

In note 19 to the condensed consolidated interim financial statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

b)	The main items of income tax expense in the condensed separate interim financial statements are as follows:

	06/30/2021		06/30/2020
Description	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Current income tax expense / (profit) (1)	1,003,998	2,171,514	(1,933,792)	4,320,272
Loss for deferred income taxes	74,889	1,172,460	5,522,690	5,230,940
Monetary effects	141,138	372,288	258,095	465,374
Income tax loss recorded in the statement of income	1,220,025	3,716,262	3,846,993	10,016,586
Income tax loss recorded in other comprehensive income	240,141	541,056	448,931	105,957
Total	1,460,166	4,257,318	4,295,924	10,122,543

(1) See the following paragraph of this note.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

As decided by the Board of Directors in the meeting dated May 11, 2020, considering certain case-law on the subject assessed by its legal and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of note 19 to the condensed consolidated interim financial statements). As a result, the current income tax determined by the Bank for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated an accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on October 24, 2020 Banco Macro SA filed to AFIP-DGI two requests for the recovery of payments established by the first paragraph of section 81 Law 11683, in order to obtain the return of the amounts 4,782,766 and 5,015,451 (not restated), paid to the tax authority as income tax for the fiscal years 2013 to 2017 and 2018, respectively, due to the impossibility to apply the inflation adjustment method established by the Income Tax Law. For further information see note 19 to the condensed consolidated interim financial statements.

Additionally, on July 23, 2021, the Bank filed with AFIP a request for recovery of payment for an amount of 254,305 paid as income tax for the fiscal year 2020.

On December 19, 2019, the AFIP notified the beginning of an income tax audit for 2018, and on May 3, 2021, the Bank became aware that the AFIP also began an income tax audit for the period elapsed from 2013 through 2017.

18.	COMMISSIONS INCOME

	06/30/2021		06/30/2020
Description	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Performance obligations satisfied at a point in time
Commissions related to obligations	4,214,648	8,091,935	3,966,554	8,138,510
Commissions related to credit cards	2,335,942	4,792,895	2,517,791	5,142,614
Commissions related to insurance	468,755	946,997	502,884	991,335
Commissions related to trading and foreign exchange transactions	172,313	337,957	153,744	277,783
Commissions related to securities value	59,788	111,390	44,153	79,413
Commissions related to loans and other financing	36,179	57,009	125,326	150,329
Commissions related to financial guarantees granted	1,122	1,257	280	488
Performance obligations satisfied over certain time period
Commissions related to credit cards	72,872	160,067	107,297	228,002
Commissions related to trading and foreign exchange transactions	7,576	17,620	10,100	23,884
Commissions related to obligations	190	393	366	1,040
Commissions related to loans and other financing	8	308	462	561
Commissions related to financial guarantees granted		79		1
Total	7,369,393	14,517,907	7,428,957	15,033,960

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

19.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2021		06/30/2020
Description	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Translation of foreign currency assets and liabilities into pesos	566,513	1,702,256	885,708	1,615,417
Income from foreign currency exchange	65,260	200,734	226,711	304,002
Total	631,773	1,902,990	1,112,419	1,919,419

20.	OTHER OPERATING INCOME

	06/30/2021		06/30/2020
Description	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Services	475,322	895,941	650,505	1,547,195
Adjustments and interest from other receivables	320,823	553,560	210,510	466,124
Other receivables for financial intermediation	179,971	521,961	47,365	47,365
Adjustments from other receivables with CER clauses	93,991	160,444	46,503	110,435
Sale of property, plant and equipment	157	2,052	627	679
Initial recognition of loans	(3,326)		26,892	26,892
For derecognition or substantial modification of financial liabilities			283,859	283,859
Other	(5,850)	427,751	133,632	495,067
Total	1,061,088	2,561,709	1,399,893	2,977,616

21.	EMPLOYEE BENEFITS

	06/30/2021		06/30/2020
Description	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Remunerations	6,002,887	11,740,460	6,448,179	11,891,447
Payroll taxes	1,373,569	2,660,356	1,433,846	2,631,508
Compensations and bonuses to employees	703,571	1,421,365	494,314	1,022,219
Employee services	184,157	357,944	135,065	300,250
Total	8,264,184	16,180,125	8,511,404	15,845,424

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

22.	ADMINISTRATIVE EXPENSES

	06/30/2021		06/30/2020
Description	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Maintenance, conservation and repair expenses	653,551	1,290,523	683,303	1,318,329
Taxes	587,942	1,181,236	527,018	1,129,471
Armored truck, documentation and events	519,535	1,091,728	675,184	1,221,889
Electricity and communications	430,610	871,920	490,668	982,566
Security services	416,207	834,216	450,610	915,191
Other fees	374,058	644,803	259,882	534,216
Software	307,141	659,930	344,124	661,111
Advertising and publicity	169,353	232,527	122,974	213,884
Fees to directors and syndics	87,510	189,669	418,242	882,838
Insurance	53,883	103,551	54,756	94,987
Representation, travel and transportation expenses	39,425	69,348	30,098	76,963
Stationery and office supplies	25,062	46,960	27,581	58,026
Leases	19,101	53,700	40,733	76,351
Hired administrative services	1,534	4,297	734	1,751
Other	142,437	286,196	175,357	306,587
Total	3,827,349	7,560,604	4,301,264	8,474,160

23.	OTHER OPERATING EXPENSES

	06/30/2021		06/30/2020
Description	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Turnover tax	3,589,157	7,441,445	3,478,192	7,330,168
For credit cards	1,242,072	2,684,479	1,424,783	2,743,563
Deposit guarantee fund contributions	208,154	457,708	215,157	406,712
Charges for other provisions	180,122	622,300	294,052	769,405
Taxes	86,153	188,853	176,737	374,550
Interest on lease liabilities	47,352	93,133	66,331	118,109
Insurance claims	14,022	25,993	24,448	47,717
Loss from sale or impairment of investments in properties and other non-financial assets	9,080	17,455
Donations	1,052	1,772	33,705	204,730
For administrative, disciplinary and criminal penalties	533	34,566
Other	835,833	1,649,552	389,531	925,172
Total	6,213,530	13,217,256	6,102,936	12,920,126

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

24.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Description	06/30/2021	12/31/2020	06/30/2020	12/31/2019
Cash and deposits in banks	140,561,991	143,492,988	140,782,091	166,176,541
Debt Securities at fair value through profit or loss	4,035,163
Other debt securities	122,500,547	161,262,023	158,324,896	78,368,151
Total	267,097,701	304,755,011	299,106,987	244,544,692

25.	CAPITAL STOCK

Note 27 to the condensed consolidated interim financial statements presents the changes in the Bank’s capital stock.

26.	DEPOSIT GUARANTEE INSURANCE

Note 29 to the condensed consolidated interim financial statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds an 8.4180% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12152 issued on April 14, 2021.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

27.	RESTRICTED ASSETS

As of June 30, 2021 and December 31, 2020 the following Bank’s assets are restricted:

Item		06/30/2021	12/31/2020
Debt securities at fair value through profit or loss and other debt securities
•	Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	164,376	183,549
•	Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021, securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	76,337	76,673
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.30% maturity 09/20/2022 as of June 30, 2021 and Federal Government Treasury letters at discount in pesos maturity 01/29/2021 as of December 31, 2020, securing the transaction of MAE Futuro Garantizado CPC2.	74,500	24,564
•	Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	49,121	49,338
•	Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	36,954	41,264
•	Federal Government Treasury Bonds in pesos adjusted by CER 1%, maturing 2021 for the contribution to the Guarantee Fund II in BYMA according to section 45 Law 26831 and supplementary regulations established by CNV standards (NT 2013, as amended).	7,468	4,000
Subtotal debt securities at fair value through profit or loss and other debt securities		408,756	379,388

Other financial assets
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for differences on turnover tax.	827	1,036
Subtotal Other financial assets		827	1,036

Loans and other financing – non-financial private sector and foreign residents
•	Interests derived from contributions made as contributing partner (2)	335,000	325,843
Subtotal loans and other financing		335,000	325,843

Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	12,168,007	15,089,989
•	Guarantee deposits related to credit and debit card transactions	1,638,361	1,651,611
•	For securities forward contracts	306,938	871,943
•	Other guarantee deposits	230,377	196,295
Subtotal Financial assets delivered as a guarantee		14,343,683	17,809,838

Other non-financial assets
•	Real property related to a call option sold.	270,555	271,227
Subtotal other non-financial assets		270,555	271,227
	Total	15,358,821	18,787,332

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021. As of the date of issuance of these condensed separate interim financial statements, the pledge over the discount bonds in pesos regulated by Argentine legislation was lifted.

(2)	As of June 30, 2021 and December 31, 2020 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

Moreover, on November 9, 2020 the Bank paid 16,473 for a call option which gives right to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

28.	TRUST ACTIVITIES

Note 31 to the condensed consolidated interim financial statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

28.1	Financial trusts for investment purposes

As of June 30, 2021 and December 31, 2020 the debt securities with investment purposes and certificate of participation in financial trusts total 419,792 and 713,047, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

28.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of June 30, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed through Macro Fiducia SA of this type of trusts amount to 9,604 and 8,323, respectively.

28.3	Trusts guaranteeing loans granted by the Bank

As of June 30, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed by the Bank amount to 2,147,039 and 2,583,741, respectively.

28.4	Trusts in which the Bank acts as Trustee (Management)

As of June 30, 2021 and December 31, 2020, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed by the Bank amount to 2,706,383 and 2,982,685, respectively.

29.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Depositary Company, comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee Agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered). Note 32.3 to the condensed consolidated interim financial statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

Additionally, the Bank’s shareholders’ equity as of June 30, 2021 stated in Unit of Purchasing Power (UVA, for its acronym in Spanish) amounted to 2,249,411,821 and exceeds the minimum amount required by this for the different categories of agents in which the Bank is registered, amounting to 1,420,350 UVAs as of that date, and the minimum statutory guarantee account required of 710,175 UVAs, which the Bank paid-in with government securities as described in note 27 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, note 32.2 to the condensed consolidated interim financial statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

30.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2021 are described in note 33 to the condensed consolidated interim financial statements.

31.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 34 to the condensed consolidated interim financial statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.

-	Penalties applied by the BCRA.

-	Penalties applied by the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previous mentioned, should be recorded or disclosed.

32.	CORPORATE BONDS ISSUANCE

Note 35 to the condensed consolidated interim financial statements describes liabilities for corporate bonds recognized by the Bank as of June 30, 2021 and December 31, 2020, under the terms and values therein expressed.

33.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off balance sheet transactions as of June 30, 2021 and December 31, 2020:

Item	06/30/2021	12/31/2020
Custody of government and private securities and other assets held by third parties	208,030,145	199,520,280
Preferred and other collaterals received from customers (1)	86,446,885	105,868,902
Outstanding checks not yet paid	10,439,321	9,444,643
Checks already deposited and pending clearance	8,188,941	4,785,972

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

34.	TAX AND OTHER CLAIMS

34.1. Tax claims

Note 37.1 to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by Federal Public Revenue Agency AFIP and the tax authorities of the relevant jurisdiction.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, unless expressly stated)

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim financial statements.

34.2. Other claims

Note 37.2. to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by the different consumer´s associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim financial statements.

35.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 38 to the condensed consolidated interim financial statements describes the main legal provisions regulating the restriction on profit distribution.

36.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 39 to the condensed consolidated interim financial statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

37.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates, and its impacts are described in note 40 to the condensed consolidated interim financial statements.

38.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic. This emergency situation over public health was worldwide expanded and several countries have taken different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines and are detailed in note 41 to the condensed consolidated interim financial statements.

39.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the reporting period and the issuance of these condensed separate interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed separate interim financial statements.

40.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mention in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

- 106 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

		Holdings				Position
		06/30/2021			12/31/2020	06/30/2021
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government treasury bonds in pesos adjustment by CER - Maturity: 08-05-2021	5359		1	21,159,590	9,008,675	21,609,437		21,609,437
Federal government treasury bonds in pesos adjustment by CER - Maturity: 07-22-2021	5315		1	15,999,281	11,844,833	16,853,308		16,853,308
Federal government treasury bonds in pesos BADLAR +100 PB - Maturity: 08-05-2021	5360		1	8,645,957	7,091,924	8,645,957		8,645,957
Federal government treasury bonds in pesos adjustment by CER - Maturity: 09-20-2022	5495		1	4,697,102	5	4,697,102		4,697,102
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2024	5493		1	2,817,678	315,925	2,817,678		2,817,678
Federal government treasury bonds in pesos BADLAR +200 PB - Maturity: 04-03-2022	5480		1	1,644,448	668,765	1,644,448		1,644,448
Federal government treasury bonds in pesos - Maturity: 10-03-2021	5318		1	1,458,913		1,458,913		1,458,913
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2023	5492		1	937,376	998,280	937,376		937,376
Federal government treasury bonds linked to dollar - Maturity: 11-30-2021	5498		1	674,705		674,705		674,705
Letters of National Estate in pesos adjustment by CER to discount - Maturity: 05-23-2022	5936		1	523,058		523,058		523,058
Other				658,954	36,253,038	658,954		658,954
Subtotal local government securities				59,217,062	66,181,445	60,520,936		60,520,936
Private securities
Corporate Bonds Tarjeta Naranja C048 - Maturity: 04-26-2022	55317		3	560,816		560,816		560,816
Debt Securities in Financial Trusts Surcos			3	214,146	312,192	214,146		214,146
Debt Securities in Financial Trusts Confibono			3	99,025		99,025		99,025
Securities of companies of public services			3	2,675	2,950	2,675		2,675
Debt Securities in Financial Trusts Secubono					159,141
Subtotal local private securities				876,662	474,283	876,662		876,662
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				60,093,724	66,655,728	61,397,598		61,397,598

- 107 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

		Holdings				Position
		06/30/2021			12/31/2020	06/30/2021
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Federal government treasury bonds in pesos adjustment by CER - Maturity: 09-20-2022	5495		1	20,813,022		20,813,022		20,813,022
Federal government treasury bonds in pesos BADLAR + 100 PB - Maturity: 08-05-2021	5360		1	19,757,566	24,157,072	19,757,566		19,757,566
Federal government treasury bonds in pesos adjustment by CER - Maturity: 07-22-2021	5315		1	11,321,381	11,205,468	11,321,381		11,321,381
Letters of National Estate in pesos adjustment by CER to discount - Maturity: 04-18-2022	5934		1	8,082,946		8,082,946		8,082,946
Letters of National Estate to variable rate in pesos - Maturity: 10-29-2021	5933		1	6,346,442		6,346,442		6,346,442
Federal government treasury bonds in pesos adjustment by CER - Maturity: 08-05-2021	5359		1	4,516,184	4,286,066	4,516,184		4,516,184
Letters of Federal Treasury to discount in pesos - Maturity: 09-30-2021	5929		1	4,098,677		4,098,677		4,098,677
Federal government treasury bonds in pesos adjustment by CER - Maturity: 03-25-2023	5492		1	2,595,213	1,302,457	2,595,213		2,595,213
Bonds of the Argentine Republic in pesos - Private Badlar + 200 PBS - Maturity: 04-03-2022	5480		1	2,286,699	41,288	2,286,699		2,286,699
Letters of National Estate in pesos adjustment by CER to discount - Maturity: 05-23-2022	5936		1	2,111,301		2,111,301		2,111,301
Other				2,204,012	14,579,555	2,204,012		2,204,012
Subtotal local government securities				84,133,443	55,571,906	84,133,443		84,133,443
Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-15-2021			2	21,569,852		21,569,852		21,569,852
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-20-2021			2	17,719,980		17,719,980		17,719,980
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-22-2021			2	17,509,014		17,509,014		17,509,014
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-08-2021			2	15,376,626		15,376,626		15,376,626
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-06-2021			2	13,942,443		13,942,443		13,942,443
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-01-2021			2	13,686,590		13,686,590		13,686,590
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-13-2021			2	12,685,136		12,685,136		12,685,136
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-27-2021			2	10,010,906		10,010,906		10,010,906
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-21-2021					26,592,027
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-12-2021					24,730,181
Other					109,939,815
Subtotal Central Bank of Argentina Bills				122,500,547	161,262,023	122,500,547		122,500,547
Total Other debt securities measured at fair value though other comprehensive income				206,633,990	216,833,929	206,633,990		206,633,990
Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos 22% - Maturity: 05-21-2022	5496	20,058,540	2	19,933,587	25,267,884	20,240,525		20,240,525
Treasury bills of Province of Neuquén Series 1 Class 1 - Maturity: 04-07-2021	42382	267,680	2	311,254		311,254		311,254
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2022	42385	188,244	2	218,340		218,340		218,340
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	297,004	1	206,132	230,176	206,132		206,132
Federal government treasury bonds adjustment by CER - Maturity: 04-17-2021	5494				10,745,645
Federal government treasury letters at variable rate in pesos - Maturity: 03-31-2021	5388				1,984,327
Federal government treasury bonds adjustment by CER - Maturity: 03-18-2022	5491				69,806
Bonds Par denominated in Pesos - Maturity 12-31-2038	45695				35,410
Subtotal local government securities				20,669,313	38,333,248	20,976,251		20,976,251
Private securities
Corporate Bonds YPF SA Class 043 -Maturity: 10-21-2023	50939	105,969	2	85,554	93,077	85,554		85,554
Corporate Bonds Central Térmica Roca SA Class 004 -Maturity: 07-24-2021	52650	61,688	2	57,799	46,197	57,799		57,799
Debt Securities in Financial Trusts Secubono Series 207 Class A - Maturity: 03-28-2022	55448	45,085	3	41,806		41,806		41,806
Debt Securities in Financial Trusts Secubono Series 202 Class A - Maturity: 09-28-2021	55155	35,102	3	33,206		33,206		33,206
Corporate Bonds Generación Mediterránea SA Class 008 Class B -Maturity: 08-29-2021	52778	29,904	2	27,071	26,284	27,071		27,071
Corporate Bonds Santander Río Bank S.A. Class 021 -Maturity: 01-26-2022	53219	26,668	2	26,393	32,220	26,393		26,393
Corporate Bonds Banco de la Ciudad de Buenos Aires Class 16 - Maturity: 12-05-2022	92655	4,106	2	3,228	3,663	3,228		3,228
Debt Securities in Financial Trusts Secubono Series 201 Class A - Maturity: 08-30-2021	55089	1,437	3	719	98,579	719		719
Corporate Bonds YPF SA Class 046 -Maturity: 03-04-2021	51308				122,634
Debt Securities in Financial Trusts Secubono Series 200 Class A - Maturity: 06-28-2021	54966				89,012
Other					153,417
Subtotal local private securities				275,776	665,083	275,776		275,776
Total Other debt securities measured at cost amortized				20,945,089	38,998,331	21,252,027		21,252,027
TOTAL OTHER DEBT SECURITIES				227,579,079	255,832,260	227,886,017		227,886,017

- 108 -	Jorge Pablo Brito Vice Chairperson

                        EXHIBIT A

                        (continued)

 DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

		Holdings				Position
		06/30/2021			12/31/2020	06/30/2021
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
Equity Instruments
Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA			3	1,791,063	1,780,477	1,791,063		1,791,063
Mercado Abierto Electrónico SA			3	180,874	180,745	180,874		180,874
Matba Rofex SA			3	26,014	26,621	26,014		26,014
C.O.E.L.S.A			3	19,511	24,452	19,511		19,511
Argentina Clearing y Resgistro SA			3	19,004	18,462	19,004		19,004
Sedesa			3	15,315	14,640	15,315		15,315
Provincanje SA			3	8,857	7,824	8,857		8,857
AC Inversora SA			3	5,389	6,754	5,389		5,389
Mercado a Término Rosario SA			3	4,308	5,399	4,308		4,308
Proin SA			3	1,960	2,456	1,960		1,960
Other				1,124	1,605	1,124		1,124
Subtotal local				2,073,419	2,069,435	2,073,419		2,073,419
- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	10,745	12,191	10,745		10,745
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	2,590	2,380	2,590		2,590
Subtotal foreign				13,335	14,571	13,335		13,335
Total measured at fair value through profit or loss				2,086,754	2,084,006	2,086,754		2,086,754
TOTAL EQUITY INSTRUMENTS				2,086,754	2,084,006	2,086,754		2,086,754
TOTAL GOVERNMENT AND PRIVATE SECURITIES				289,759,557	324,571,994	291,370,369		291,370,369

- 109 -	Jorge Pablo Brito Vice Chairperson

          EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING

 BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Commercial	06/30/2021	12/31/2020
In normal situation	69,613,334	91,279,348
With senior “A” collateral and counter-collateral	5,691,025	4,250,562
With senior “B” collateral and counter-collateral	11,138,216	12,158,971
Without senior collateral or counter-collateral	52,784,093	74,869,815
Subject to special monitoring	2,805,767	3,756,906
In observation
With senior “A” collateral and counter-collateral		424
With senior “B” collateral and counter-collateral	1,953,034	2,669,701
Without senior collateral or counter-collateral	852,733	764,583
In negotiation or with financing agreements
With senior “B” collateral and counter-collateral		170,543
Without senior collateral or counter-collateral		151,655
Troubled	27,673	103,334
With senior “B” collateral and counter-collateral	6,246
Without senior collateral or counter-collateral	21,427	103,334
With high risk of insolvency	102,488	106,727
With senior “B” collateral and counter-collateral	88,002	98,051
Without senior collateral or counter-collateral	14,486	8,676
Irrecoverable	684,564	654,026
With senior “A” collateral and counter-collateral	60,407	66,545
With senior “B” collateral and counter-collateral	483,531	532,684
Without senior collateral or counter-collateral	140,626	54,797
Subtotal Commercial	73,233,826	95,900,341

- 110 -	Jorge Pablo Brito Vice Chairperson

              EXHIBIT B

              (continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

 BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Consumer and mortgage	06/30/2021	12/31/2020
Performing	205,269,392	241,196,061
With senior “A” collateral and counter-collateral	14,667,892	24,541,513
With senior “B” collateral and counter-collateral	17,566,842	20,507,499
Without senior collateral or counter-collateral	173,034,658	196,147,049
Low risk	3,172,714	93,226
With senior “A” collateral and counter-collateral	208,922	6,272
With senior “B” collateral and counter-collateral	139,703	69
Without senior collateral or counter-collateral	2,824,089	86,885
Low risk - in special treatment	12,363	13,207
With senior “A” collateral and counter-collateral	147
Without senior collateral or counter-collateral	12,216	13,207
Medium risk	1,308,302	269,103
With senior “A” collateral and counter-collateral	215,393	5,688
With senior “B” collateral and counter-collateral	34,960	37,629
Without senior collateral or counter-collateral	1,057,949	225,786
High risk	1,812,483	469,078
With senior “A” collateral and counter-collateral	141,336	26,239
With senior “B” collateral and counter-collateral	95,080	59,325
Without senior collateral or counter-collateral	1,576,067	383,514
Irrecoverable	867,503	1,027,669
With senior “A” collateral and counter-collateral	9,859	14,073
With senior “B” collateral and counter-collateral	229,944	300,540
Without senior collateral or counter-collateral	627,700	713,056
Subtotal consumer and mortgage	212,442,757	243,068,344
Total	285,676,583	338,968,685

- 111 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

 BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the separated statement of financial position is listed below:

	06/30/2021	12/31/2020
Loans and other financing	272,650,001	322,577,439
Added:
Allowances for loans and other financing	10,192,602	12,562,138
Adjustment amortized cost and fair value	227,529	169,289
Debt securities of financial trust - Measured at amortized cost	75,777	208,905
Corporate bonds	200,675	457,861
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(73,254)	(73,068)
Guarantees provided and contingent liabilities	2,403,253	3,066,121
Total computable items	285,676,583	338,968,685

- 112 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	06/30/2021		12/31/2020
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	22,415,849	7.85	37,853,756	11.17
50 next largest customers	25,764,135	9.02	29,837,978	8.80
100 next largest customers	16,203,980	5.67	17,115,435	5.05
Other customers	221,292,619	77.46	254,161,516	74.98
Total (1)	285,676,583	100.00	338,968,685	100.00

(1) See reconciliation in Exhibit B

- 113 -	Jorge Pablo Brito Vice Chairperson

                EXHIBIT D

 BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF JUNE 30, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 40)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		911,657	682,813	629,935	1,025,019	1,707,924		4,957,348
Financial sector		338,920	10,569	17,616	1,035,282	613,637	110,905	2,126,929
Non-financial private sector and foreign residents	2,699,460	101,882,129	37,267,271	34,438,093	45,390,753	57,507,549	91,423,335	370,608,590
Total	2,699,460	103,132,706	37,960,653	35,085,644	47,451,054	59,829,110	91,534,240	377,692,867

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		300,857	889,539	904,997	1,632,602	2,807,529	595,523	7,131,047
Financial sector		91,692	458,821	679,870	421,382	1,260,402		2,912,167
Non-financial private sector and foreign residents	1,633,463	118,233,607	38,914,669	52,566,052	62,048,081	58,986,885	95,988,333	428,371,090
Total	1,633,463	118,626,156	40,263,029	54,150,919	64,102,065	63,054,816	96,583,856	438,414,304

This exhibit disclosures contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

- 114 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF JUNE 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Original value at beginning of fiscal	Total life estimated in			Depreciation for the period				Residual value at the end of
Item	year	years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	the period
Cost
Real property	38,192,383	50	395,541		3,127,733	4	393,749	3,521,478	35,066,446
Furniture and facilities	4,917,062	10	239,614	1,205	2,196,801	407	228,592	2,424,986	2,730,485
Machinery and equipment	6,867,415	5	383,582	38,574	4,320,247	3,069	536,031	4,853,209	2,359,214
Vehicles	1,043,473	5	48,968	48,051	857,051	40,604	42,501	858,948	185,442
Work in progress	1,050,867		1,020,426	570,014					1,501,279
Right of use (1)	2,586,844	5	351,089	6,141	1,119,859	3,290	320,763	1,437,332	1,494,460
Total property, plant and equipment	54,658,044		2,439,220	663,985	11,621,691	47,374	1,521,636	13,095,953	43,337,326

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Original value at beginning of fiscal	Total life estimated in			Depreciation for the fiscal year				Residual value at the end of the
Item	year	years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	fiscal year
Cost
Real property	37,374,182	50	849,817	31,616	2,368,630	15,158	774,261	3,127,733	35,064,650
Furniture and facilities	4,531,853	10	386,010	801	1,739,965	36	456,872	2,196,801	2,720,261
Machinery and equipment	6,077,355	5	790,151	91	3,227,391	23	1,090,665	4,318,033	2,549,382
Vehicles	1,020,739	5	101,439	78,705	841,734	73,097	88,414	857,051	186,422
Work in progress	1,490,377		582,916	1,022,426					1,050,867
Right of use	2,066,343	5	649,908	129,407	505,124	31,490	645,591	1,119,225	1,467,619
Total property, plant and equipment	52,560,849		3,360,241	1,263,046	8,682,844	119,804	3,055,803	11,618,843	43,039,201

(1) During the fiscal year 2021, this item observed transfers from intangible assets.

- 115 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT F
(Continued)

CHANGE IN INVESTMENT PROPERTY
AS OF JUNE 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Original Value at beginning of fiscal	Useful life estimated in			Depreciation for the period				Residual value at the end of the
Item	year	years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	period
Cost
Rented properties	275,988	50			45,311		1,542	46,853	229,135
Other investment properties	791,113	50	2,326	21,908	52,795	3,222	5,914	55,487	716,044
Total investment property	1,067,101		2,326	21,908	98,106	3,222	7,456	102,340	945,179

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Original Value at beginning of fiscal	Useful life estimated in			Depreciation for the fiscal year				Residual value at the end of the
Item	year	years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	fiscal year
Cost
Rented properties	275,987	50	1		42,227		3,084	45,311	230,677
Other investment properties	781,896	50	87,297	78,080	40,543	11	12,263	52,795	738,318
Total investment property (1)	1,057,883		87,298	78,080	82,770	11	15,347	98,106	968,995

(1) During the fiscal year 2020, this item observed transfers to and from property, plant and equipment.

- 116 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS
AS OF JUNE 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Original Value at beginning of fiscal	Useful life estimated in			Depreciation for the period				Residual value at the end of the
Item	year	years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	period
Cost
Licenses	3,445,772	5	471,459	13,332	1,787,817	608	373,538	2,160,747	1,743,152
Other intangible assets (1)	10,801,159	5	1,112,907		6,064,971		946,791	7,011,762	4,902,304
Total intangible assets	14,246,931		1,584,366	13,332	7,852,788	608	1,320,329	9,172,509	6,645,456

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Original Value at beginning of fiscal	Useful life estimated			Depreciation for the fiscal year				Residual value at the end of the
Item	year	in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	fiscal year
Cost
Licenses	2,788,167	5	657,605		1,142,931	1	644,592	1,787,522	1,658,250
Other intangible assets	8,686,387	5	2,114,772		4,290,319	1	1,774,653	6,064,971	4,736,188
Total intangible assets	11,474,554		2,772,377		5,433,250	2	2,419,245	7,852,493	6,394,438

(1) During the fiscal year 2021, this item was transferred to Property, Plant and equipment.

- 117 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	06/30/2021		12/31/2020
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	38,387,065	7.84	117,304,161	19.30
50 next largest customers	30,688,240	6.26	58,146,330	9.56
100 next largest customers	20,357,348	4.16	26,472,711	4.35
Other customers	400,507,645	81.74	406,026,187	66.79
Total	489,940,298	100.00	607,949,389	100.00

- 118 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF JUNE 30, 2021
 (Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	440,102,165	46,468,092	6,667,438	1,080,556	11,607	2,539	494,332,397
From the non-financial government sector	48,766,130	2,314,673	881,017	2,187			51,964,007
From the financial sector	719,603						719,603
From the non-financial private sector and foreign residents	390,616,432	44,153,419	5,786,421	1,078,369	11,607	2,539	441,648,787
Derivative instruments			1,700				1,700
Repo transactions	276,548						276,548
Other financial institutions	276,548						276,548
Other financial liabilities	34,724,568	282,307	148,113	239,609	348,375	545,781	36,288,753
Financing received from the Central Bank of Argentina and other financial institutions	194,615	267,878	219,835	31,774	14,042		728,144
Issued corporate bonds			208,048	2,585,744			2,793,792
Subordinated corporate bonds			1,292,310	1,421,159	2,842,317	48,238,790	53,794,576
Total	475,297,896	47,018,277	8,537,444	5,358,842	3,216,341	48,787,110	588,215,910

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

- 119 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT I

(Continued)

BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2020
 (Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	546,739,181	56,455,722	6,995,250	3,791,585	43,622	2,741	614,028,101
From the non-financial government sector	85,061,780	6,966,749	1,130,393	2,667			93,161,589
From the financial sector	872,778						872,778
From the non-financial private sector and foreign residents	460,804,623	49,488,973	5,864,857	3,788,918	43,622	2,741	519,993,734
Derivative instruments	52	236					288
Repo transactions	777,499						777,499
Other financial institutions	777,499						777,499
Other financial liabilities	39,969,026	164,494	153,507	397,179	331,596	644,611	41,660,413
Financing received from the Central Bank of Argentina and other financial institutions	525,381	249,986	255,754	101,141	50,246	7,174	1,189,682
Issued corporate bonds	262,362		3,461,582	260,735	3,240,567		7,225,246
Subordinated corporate bonds			1,423,631	1,423,632	3,131,145	54,706,254	60,684,662
Total	588,273,501	56,870,438	12,289,724	5,974,272	6,797,176	55,360,780	725,565,891

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

- 120 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT J

CHANGES IN PROVISIONS
AS OF JUNE 30, 2021
 (Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	06/30/2021
Provisions for eventual commitments	21,564	182		1,055	(4,506)	16,185
For Administrative, disciplinary and criminal penalties	900	34,566		34,033	(215)	1,218
Other	1,612,422	623,174		975,482	(314,055)	946,059
Total Provisions	1,634,886	657,922		1,010,570	(318,776)	963,462

CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2020
Provisions for eventual commitments	29,469	9,866		10,052	(7,719)	21,564
For Administrative, disciplinary and criminal penalties	1,224				(324)	900
Other	2,483,379	1,406,154	10	1,580,476	(696,625)	1,612,422
Total Provisions	2,514,072	1,416,020	10	1,590,528	(704,668)	1,634,886

- 121 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF JUNE 30, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 40)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2020

(Translation of the Financial statements originally issued in Spanish – See Note 40)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

- 122 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT L

 FOREIGN CURRENCY AMOUNTS
AS OF JUNE 30, 2021 AND DECEMBER 31, 2020
 (Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	06/30/2021
	Total parent company and	Total per currency				12/31/2020
Item	local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	109,626,959	108,911,006	517,776	23,052	175,125	113,105,708
Debt securities at fair value through profit or loss	704,150	704,150
Other financial assets	5,249,990	5,249,990				5,855,089
Loans and other financing	18,886,690	18,869,379	17,311			28,667,773
Other financial institutions						26,606
From the non-financial private sector and foreign residents	18,886,690	18,869,379	17,311			28,641,167
Other debt securities	1,059,997	1,059,997				1,132,104
Financial assets delivered as guarantee	1,859,170	1,859,170				2,201,702
Equity instruments at fair value through profit or loss	13,335	13,335				14,571
Investments in associates and joint ventures	2,832,826	2,832,826				3,264,382
Total assets	140,233,117	139,499,853	535,087	23,052	175,125	154,241,329
Liabilities
Deposits	85,432,907	85,432,907				91,783,949
Non-financial government sector	5,342,156	5,342,156				5,261,720
Financial sector	659,413	659,413				719,227
Non-financial private sector and foreign residents	79,431,338	79,431,338				85,803,002
Other financial liabilities	4,898,407	4,608,693	276,888		12,826	5,528,742
Financing from the Central Bank and other financial institutions	609,811	592,403	17,354		54	588,260
Subordinated corporate bonds	39,093,191	39,093,191				42,986,620
Other non-financial liabilities	7,217	7,217				8,128
Total liabilities	130,041,533	129,734,411	294,242		12,880	140,895,699

- 123 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF JUNE 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term	Residual weighted monthly average term	Weighted daily average term settlement of differences (days)	Amount (1)
Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	2	2	1	2,591,443
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other countries of local	1	1		14,877,506
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina – Non-financial sector	36	9	-	281,436

(1) Related to the valuation of the underlying traded, exposed in absolute value.

- 124 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
For measurement of financial assets at fair value through profit or loss
Gain from government securities	5,029,267	9,591,592	3,094,813	5,225,829
Gain from private securities	82,285	113,819	58,120	198,899
Gain from derivative financial instruments
Forward transactions			28,574	85,569
(Loss) / Gain from other financial assets	(3,071)	(5,931)	28,473	2,125
(Loss) / Gain from equity instruments at fair value through profit or loss	(38,930)	403,081	122,136	265,221
Gain / (Loss) from sales or decreases of financial assets at fair value (1)	26,535	(6,620)	54,584	6,711
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forward transactions	(5,353)	(5,353)
Total	5,090,733	10,090,588	3,386,700	5,784,354

(1)	Includes reclassifications of instruments classified at fair value through other comprehensive income that were derecognized or collected during the period.

- 125 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT Q
(Continued)
BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Net financial income/ (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Interest income
for cash and bank deposits	2,906	5,822	21,195	117,594
for government securities	1,301,418	3,936,041	1,530,827	4,226,213
for private securities	64,970	179,453	520,459	1,444,575
for loans and other financing
Non-financial public sector	407,815	920,033	933,977	2,273,804
Financial sector	132,464	318,891	375,490	774,166
Non-financial private sector
Overdrafts	1,456,198	3,339,572	3,947,078	9,917,020
Documents	1,639,706	3,175,212	1,371,086	3,385,740
Mortgage loans	3,395,475	6,783,784	2,239,626	5,084,143
Pledge loans	145,487	268,252	144,736	313,382
Personal loans	9,897,620	20,156,534	10,473,230	21,011,584
Credit cards	2,851,401	5,842,254	3,422,806	7,753,053
Financial leases	12,703	25,025	17,197	45,378
Other	3,156,960	7,012,605	4,156,846	7,299,527
for repo transactions
Central Bank of Argentina	1,343,123	3,648,604	2,200,817	2,710,473
Other financial institutions	15,910	31,914	1,405	67,598
Total	25,824,156	55,643,996	31,356,775	66,424,250
Interest expenses
for deposits
Non-financial private sector
Checking accounts	(78,959)	(885,162)	(167,234)	(357,675)
Saving accounts	(280,341)	(536,293)	(184,803)	(415,422)
Time deposits and investments accounts	(17,465,676)	(38,758,412)	(12,656,714)	(26,094,873)
for Financing received from Central Bank of Argentina and other financial institutions	(43,478)	(91,830)	(21,072)	(56,029)
For repo transactions
Other financial institutions	(66,966)	(127,455)	(30,277)	(134,100)
for other financial liabilities	(4,049)	(10,006)	(17,441)	(50,740)
Issued corporate bonds	(132,267)	(523,165)	(539,018)	(989,847)
for subordinated corporate bonds	(698,642)	(1,435,902)	(747,765)	(1,473,104)
Total	(18,770,378)	(42,368,225)	(14,364,324)	(29,571,790)

- 126 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT Q
(Continued)
BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2021 AND 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

	Income for the period		Other comprehensive income		Income for the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
From debt government securities	18,375,810	38,537,963	(90,247)	371,068	12,995,993	26,809,111	1,173,764	(602,246)
Total	18,375,810	38,537,963	(90,247)	371,068	12,995,993	26,809,111	1,173,764	(602,246)

	Income for the period
Items	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2020	Accumulated from beginning of year up to 06/30/2020
Commissions income
Commissions related to obligations	4,214,838	8,092,328	3,966,920	8,139,550
Commissions related to credits	36,187	57,317	125,788	150,890
Commissions related to loans commitments and financial guarantees	1,122	1,336	280	489
Commissions related to securities value	59,788	111,390	44,153	79,413
Commissions to credit cards	2,408,814	4,952,962	2,625,088	5,370,616
Commissions to insurances	468,755	946,997	502,884	991,335
Commissions related to trading and foreign exchange transactions	179,889	355,577	163,844	301,667
Total	7,369,393	14,517,907	7,428,957	15,033,960
Commissions expenses
Commissions related to trading and foreign exchange transactions	(17,186)	(30,207)	(40,334)	(73,524)
Other
Commissions paid ATM exchange	(392,704)	(805,324)	(319,243)	(733,532)
Checkbooks commissions and compensating cameras	(130,249)	(250,831)	(122,165)	(252,958)
Commissions Credit cards and foreign trade	(80,452)	(150,899)	(58,886)	(166,046)
Total	(620,591)	(1,237,261)	(540,628)	(1,226,060)

- 127 -	Jorge Pablo Brito Vice Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF JUNE 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

		Movements between stages of period
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	06/30/2021
Other financial assets	23,721	2,087			(4,961)	20,847
Loans and other financing	12,562,138	(2,510,413)	906,750	1,757,278	(2,523,151)	10,192,602
Other financial institutions	20,819	(7,210)			(3,848)	9,761
To the non-financial private sector and foreign residents
Overdrafts	859,392	13,318	234,134	(516,224)	(130,412)	460,208
Documents	670,012	(22,627)	(21,319)	8,199	(124,983)	509,282
Mortgage loans	943,629	(27,164)	91,880	38,483	(200,658)	846,170
Pledge loans	168,368	11,599	(11,272)	23,952	(35,538)	157,109
Personal loans	3,566,403	(370,186)	908,326	855,052	(821,712)	4,137,883
Credit cards	4,247,077	(1,597,818)	(369,121)	1,022,863	(815,991)	2,487,010
Financial leases	12,592	853	430	(4,612)	(2,240)	7,023
Other	2,073,846	(511,178)	73,692	329,565	(387,769)	1,578,156
Eventual commitments	21,564	(188)	(530)		(4,661)	16,185
Other debt securities	1,683	(761)			(246)	676
Total allowances	12,609,106	(2,509,275)	906,220	1,757,278	(2,533,019)	10,230,310

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2020
(Translation of the Financial statements originally issued in Spanish – See Note 40)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2021, except that indicated otherwise)

		Movements between stages of period
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Effect monetary generated for provisions	12/31/2020
Other financial assets	17,585	14,184			(8,048)	23,721
Loans and other financing	8,641,945	5,281,632	2,523,653	(598,287)	(3,286,805)	12,562,138
Other financial institutions	47,087	(16,357)			(9,911)	20,819
To the non-financial private sector and foreign residents
Overdrafts	1,316,690	17,042	1,582	(26,954)	(448,968)	859,392
Documents	626,667	173,801	105,706	(38,823)	(197,339)	670,012
Mortgage loans	653,538	131,583	378,483	4,923	(224,898)	943,629
Pledge loans	220,184	30,850	8,992	(21,617)	(70,041)	168,368
Personal loans	3,134,887	1,145,451	625,984	(294,605)	(1,045,314)	3,566,403
Credit cards	1,353,095	2,712,340	1,007,702	(92,146)	(733,914)	4,247,077
Financial leases	9,130	(2,439)	(989)	9,685	(2,795)	12,592
Other	1,280,667	1,089,361	396,193	(138,750)	(553,625)	2,073,846
Eventual commitments	29,469	6,666	(6,819)	437	(8,189)	21,564
Other debts securities	3,305	333			(1,955)	1,683
Total allowances	8,692,304	5,302,815	2,516,834	(597,850)	(3,304,997)	12,609,106

- 128 -	Jorge Pablo Brito Vice Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 27, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer